UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PACIFIC CMA, INC.

(Name of small business issuer in its charter)

Colorado	4299	84-1475073
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4750 Table Mesa Drive Boulder, CO	80301
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (303) 494-3000

AGI Logistics (Hong Kong) Ltd.

Unit D, 11/F, Garment Center,

576-586 Castle Peak Road,

Cheung Sha Wan, Kowloon,

Hong Kong

(Address of principal place of business or intended principal place of business)

Gary S. Joiner

4750 Table Mesa Drive

Boulder, CO 80305

(303) 494-3000

(Name, address and telephone number of agent for service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As promptly as practicable after this registration statement becomes effective and after the closing of the proposed merger described in this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b, under the securities act, check the following box and list the securities act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the securities act, check the following box and list the securities act registration statement number of the earlier effective registration statement for the same offering.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. *[ ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee (2)
Common stock, no par value	533,300	0	0	$33.33

(1) Represents an estimate of the maximum number of shares of common stock of Registrant which may be issued to former holders of shares of common stock of Pacific CMA pursuant to the merger described herein.

(2) The registration fee has been calculated pursuant to Rule 457(f )(2) assuming a price of $0.25 per share.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

PROSPECTUS

Pacific CMA, Inc.

533,300 shares of common stock

Certain shareholders of Pacific CMA, Inc., a Colorado corporation are selling 533,300 shares of their common stock under this prospectus. None of the proceeds of the sale of the shares by any of these selling stockholders will be received by Pacific CMA.

There is no current market for the securities of Pacific CMA. It is anticipated that a market maker will file to secure for Pacific CMA a qualification for quotation on the over-the-counter bulletin board after this registration statement is declared effective. Selling stockholders may sell their stock on the market, if one develops, or off the market for any price they determine.

This offering presents risks. You should review "Risk Factors" beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved the sale of Pacific CMA common stock under this prospectus or if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 26, 2001.

SUMMARY

Pacific CMA, Inc.

4750 Table Mesa Drive

Boulder, Colorado 80305

(303) 494-3000

Pacific CMA, Inc. was incorporated under the law of the State of Colorado on December 30, 1994 as a blank check company, whose business plan was to seek, to investigate, and, if warranted, acquire one or more properties or businesses.

AGI Logistics (Hong Kong) Ltd.

Unit D, 11/F, Garment Center,

576-586 Castle Peak Road,

Cheung Sha Wan, Kowloon,

Hong Kong

Tel: 852-2953 0288

Fax: 852-2104 7696

On August 28, 2000, 100% of the issued and outstanding shares of AGI Logistics (HK) Ltd were exchanged for eight million newly issued shares of Pacific CMA. As a result of this transaction, AGI became a wholly owned subsidiary of Pacific CMA.

AGI has two subsidiaries:

Guangzhou Huasheng International Forwarding Limited

Unit D, 11th Floor, Garment Centre

No 576-586 Castle Peak Road

Cheung Sha Wan

Kowloon, Hong Kong

Sparkle Shipping, Godown, Wharf & Transp. Co. Limited

Unit D, 11th Floor, Garment Centre

No 576-586 Castle Peak Road

Cheung Sha Wan

Kowloon, HongKong

Selected Historical Financial Information

The following selected historical financial information of Pacific CMA has been derived from their respective historical financial statements, and should be read in conjunction with the financial statements and the notes , which are included in this prospectus.

Statement of Operations Data

	1999	2000
	US$	US$

Freight forwarding income	9,191,572	14,169,226

Cost of forwarding	(7,747,019)	(11,290,129)

Gross profit	1,444,553	2,879,097

Operating expenses
Selling and administrative expenses	(964,668)	(1,822,369)
Depreciation	(47,009)	(105,759)

Total operating expenses	(1,011,677)	(1,928,128)

Income from operations	432,876	950,969

Non-operating income (expenses)
Interest and other income	4,682	64,725
Interest expenses	(754)	(5,304)
Amortisation of goodwill	-	(1,537)

Net non-operating income	3,928	57,884

Income before income taxes	436,804	1,008,853

Provision for income taxes	(73,521)	(167,655)

Net income	363,283	841,198

Other comprehensive loss
Foreign currency translation adjustments	(2,217)	(695)

Comprehensive income	361,066	840,503

Net income per share

Weighted average number of shares outstanding
Basic	20,000,000	20,133,333

Diluted	20,000,000	20,200,000

Net income per share of common stock Basic and Diluted	US$0.02	US$0.04

Balance Sheet Data

	1999	2000
	US$	US$

Cash and cash equivalents	93,050	2,345,816
Working capital	1,203,630	2,965,885
Total assets	2,720,494	5,888,758
Capital leases obligation, non-current portion	12,724	28,767
Stockholders' equity	1,354,309	3,515,017

RISK FACTORS

Shortages or increases in the price of cargo space could reduce AGI's revenues as AGI's air, sea, river and truck freight services depend on the availability of competitive cargo space from third parties.

AGI's freight services business depends on the availability of cargo space. Shortages of available cargo space occur from time to time, usually around holidays and in heavy transportation lanes. In addition, available cargo space could be reduced as a result of decreases in the number of transportation providers in particular locations and delays and cancellations of delivery schedules or schedule changes. Moreover, increases in the cost of cargo space, due to shortages in supply, increases in fuel cost or other factors, would increase AGI's costs and reduce its revenues.

The frequency or severity of accidents, liability claims or unfavorable resolutions of claims could decrease AGI's profitability.

AGI's fleet of trucks and other third party transportation carriers with which AGI contracts occasionally transport dangerous goods such as lighters, magnetic substances, and batteries. AGI may have to depend on the services of these third parties as AGI's business grows. AGI may be held liable for their actions. AGI carries US$250,000 of liability insurance on every single handled shipment. Claims may, however, exceed the amount of liability coverage carried at any one time. The risk that AGI's liability coverage could be inadequate increases as AGI's fleet of trucks and use of third parties expands and as more cargo is transported.

Delays in the final determination of costs of shipment and collections and AGI's limited operating history make it difficult to accurately estimate the collectibility of AGI's receivables.

A final accounting of the costs associated with a shipment may not be available until well after the shipment is delivered. AGI's invoices to customers are distributed shortly after the shipment has been delivered. AGI typically does not collect accounts receivable until approximately 60 days after billing. In addition, AGI is often required to re-bill customers for shipments, which furthers the delay between booking accounts receivable and actual payment. These factors, when combined with AGI's limited operating history, make it difficult to accurately estimate the collectibility of AGI's receivables.

Termination of AGI's relationships with agency offices could reduce AGI's revenues. These agreements may be terminated with 30 days notice.

The agreements governing the relationship between AGI and AGI's agency offices may be terminated upon 30 days notice by either party. AGI's revenues in a particular market would be reduced if one of AGI's agency offices terminated its agreement.

If agency offices and employees terminate their agreements, they could easily compete with AGI, potentially causing a reduction in AGI's revenues. AGI's agency offices and employees are not bound by non-competition agreements.

AGI's agency offices and employees, some of whom are integral to AGI's relationships with certain key customers or locations, may terminate their relationship with AGI with little or no notice and go to work for one of AGI's competitors. These individuals have an understanding of AGI's business operations and proprietary approaches to the marketplace. Key agency operators or employees may go to work for a competitor and exploit the knowledge and training they received while working for the business of AGI.

The price for which you might be able to sell your stock when you want for a price you want because AGI's limited operating history and the seasonality of AGI's business may reduce AGI's profitability from quarter to quarter.

AGI's limited operating results have been subject to quarterly seasonal trends. The first quarter of the calendar year has traditionally been the weakest and the third and fourth quarters have traditionally been the strongest. This pattern is the result of, or is influenced by, numerous factors that are beyond AGI's control including climate, holidays, consumer demand, economic conditions and other similar forces. In addition, this historical quarterly trend has been influenced by the growth and diversification of AGI's service offerings. A significant portion of AGI's revenues are derived from customers in industries whose shipping patterns are tied closely to consumer demand and from customers in industries whose shipping patterns are dependent upon just-in-time production schedules. Therefore, the timing of AGI's revenues are, to a large degree, impacted by factors out of AGI's control. Additionally, many customers ship a significant portion of their goods at or near the end of a quarter, and therefore, AGI may not learn of a shortfall all in revenues until late in a quarter.

Due to AGI's limited operating history and the unpredictability of other factors, AGI cannot accurately forecast many of these factors or estimate accurately the relative influence of any particular factor. AGI's inability to accurately predict downward trends or weak operating results increases the risk that AGI may not have sufficient revenues to sustain AGI's growth. Insufficient cash flow may affect AGI's ability to complete acquisitions or develop new service offerings.

AGI's revenues may be reduced due to various factors related to the fact that a significant part of its operations are located abroad, primarily in China.

AGI's international operations are subject to the inherent risks of doing business abroad. Its revenues could be affected by many events and circumstances relating to international operations, including:

Shipping delays and cancellations

Increases in import duties and tariffs

Foreign exchange rate fluctuations

Changes in foreign laws and regulations

Political and economic instability in China

Minority stockholders may have difficulty influencing Pacific CMA's activities because Pacific CMA's management has significant control over stockholder matters.

Pacific CMA's officers and directors and their families control the outcome of all matters submitted to a vote of the holders of common stock, including the election of directors, amendments to AGI's certificate of incorporation and approval of significant corporate transactions. These persons will beneficially own, in the aggregate, approximately 90% of Pacific CMA's outstanding common stock. This consolidation of voting power could have the effect of delaying, deterring or preventing a change in control of Pacific CMA that might be beneficial to other stockholders.

It may be difficult for you to sell your shares of Pacific CMA's stock is subject to penny stock rules.

Broker-dealer practices in connection with transactions in penny stocks are regulated by penny stock rules adopted by the SEC. These requirements may have the effect of reducing the level of trading activity in Pacific CMA's stock if trading commences.

Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and AGI's salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

There is a possibility of future issuance of additional shares.

Pacific CMA's articles of incorporation authorizes the issuance of 100,000,000 shares of common stock. Upon the sale of the maximum number of shares offered hereby, approximately 80.5% of Pacific CMA's authorized common stock may remain unissued. Pacific CMA's Board of Directors has the power to issue substantial additional shares and the right to determine the voting dividend, conversion, liquidation, preferences and other conditions of the shares without Shareholder approval. Management anticipates that AGI may choose to issue such shares to acquire business interests or other types of property in the future.

Potential investors should be aware that any such stock issuance may result in reduction of the book value or market price, if any, of the outstanding shares of common stock. If Pacific CMA issues any additional shares of common stock, such issuance will reduce the proportionate ownership and voting power of each other shareholder. Further, any new issuance of shares may result in a change of control or the management of Pacific CMA.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Pacific CMA operates through its wholly owned subsidiary AGI Logistic (HK) Limited, a freight forwarding company established in Hong Kong in August 1998. AGI has well developed its logistic business not only in Hong Kong but in Far East and Europe. In the region of Far East, Mainland China is the target market for AGI expansion. AGI has two wholly owned subsidiaries, both of which have penetrated the Chinese market.

Results of Operations for the Year Ended December 31, 2000 and 1999

Net revenues - Net revenues for the year ended December 31, 2000 increased by $4,977,654 to $14,169,226, as compared to $9,191,572 for the year ended December 31, 1999. This increase in net revenues was primarily attributable to an increase of business resulting from a strengthened management control policy and implementation of AGI's marketing strategy.

Gross profit - Gross profit increased by $1,434,544 to $2,879,097 in the year ended December 31, 2000 as compared to $1,444,553 for the year ended December 31, 1999. This increase was primarily due to the increased demand for its services.

Depreciation - Depreciation increased by $58,750 to $105,759 in the year ended December 31,2000 as compared to $47,009 for the year ended December 31, 1999. This is due to acquisition of additional facilities made necessary as a result of expansion of AGI's business.

Selling and administrative expenses - Selling and administrative expenses increased by $857,701 to $1,822,369 for the year ended December 31, 2000 compared to $964,668 for the year ended December 31, 1999. The majority of the increase is due to AGI recruiting more staff to expand its business market not only in the Far East but also in the USA. Its marketing, promotional and communication expenses and other overhead increased correspondingly.

Interest and other income - Interest and other income increased by $60,043 to $64,725 for the year ended December 31, 2000 as compared to $4,682 for the year ended December 1999, The increase is primarily due to an increase in cash in the bank.

Provision for income taxes - Income tax increased by $94,134 to $167,655 in the year ended December 31, 2000 as compared to $73,521 for the year ended December 31, 1999. This increase in income tax is primarily due to an increase of taxable profit.

Foreign currency adjustment -AGI uses the currency of Hong Kong as the functional currency in its reported income statement. Transactions involving foreign currencies are translated at the approximate rates of exchange existing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the year end are retranslated at the approximate rates of exchange existing at that date. Translation differences are included in the income statement.

Liquidity and Capital Resources

AGI finances its operations and its capital expenditures primarily through cash flows from operations, issuance of common shares and use of cash on hand.

Its principal source of liquidity at December 31, 2000 consisted of $2,345,816 of cash and cash equivalent.

The increase of in total cash and cash equivalents during the year ended December 31, 2000 was largely attributable to profits generated from operations, combined with the issuance of common stock.

Pacific CMA believes that its current cash and cash equivalents balances and cash generated from operations will provide adequate working capital to fund its operations at anticipated levels through December 31, 2001.

Pacific CMA is now planning to focus on business to business mode using e-commerce technology. AGI strengthened its management control, expanded its market base and augmented forwarding services not only in Hong Kong but in Mainland China so as to capture what it anticipates will be an increase in demand for shipping services when the China joins into World Trade Organization, anticipated sometime in 2001.

Pacific CMA believes that due to its expansion in the China market, its revenues will continue to increase, subject to the regulations and rules of the Chinese government and economic conditions not experiencing any material change.

From inception through December 31, 2000, Pacific CMA had an accumulated profit of $1,547,131. Its profit to date has resulted primarily from operations and acquisition of business to expand its market share. Pacific CMA expects its operating profits to provide sufficient working capital for at least the next year for the expansion of logistic service centers. Pacific CMA expects to have quarter-to quarter and year-to-year fluctuations in revenues, expenses, profits, some of which could be significant. Other than this, Pacific CMA does not expect any significant elements of income or loss that do not arise from its operations.

Pacific CMA does not expect any material impact on its short term and long-term liquidity. Its source of liquidity is primarily from profits generated from operation.

Pacific CMA does not have any material capital commitments.

On September 1, 2000, Pacific CMA issued 400,000 shares of stock valued at $0.098 per share to various senior staff and management consultants of AGI Logistics. These shares were issued as compensation for services.

BUSINESS

Pacific CMA, Inc. was incorporated under the law of the State of Colorado on December 30, 1994 as a blank check company, whose business plan was to seek, to investigate, and, if warranted, acquire one or more properties or businesses. On August 28, 2000, 100% of the issued and outstanding shares of AGI Logistics (HK) Ltd were exchanged for eight million newly issued shares of Pacific CMA. As a result of this transaction, AGI became a wholly owned subsidiary of Pacific CMA.

AGI Logistics (HK) Ltd. is a logistics service provider/freight-forwarding company based in Hong Kong that arranges delivery of customers' goods, primarily going to or from China via Hong Kong. AGI was established by Mr. Alfred Lam in August 1998.

Although many of its competitors arrange single-source transportation via ground, sea, river, rail or air freight, AGI arranges multi-source methods of freight forwarding including:

International Shipping: Air and ocean transport of freight utilizing international commercial and cargo lines

Truck: Movement of non-expedited freight via its own trucking fleet of five vehicles as well as independent trucking firms and owner-operators.

River Barge: Delivery of cargo to terminals or to tackles of ocean vessels

Rail: Movement of non-expedited freight via railroads

Although capable of handling packages and shipments of any size, AGI focus primarily on large shipments of equipment or materials weighing over 100 kilograms. As a result of the size of its average shipment, AGI does not generally compete with overnight courier or expedited small package companies such as Federal Express Corporation, United Parcel Service of America, Inc. or the local postal service.

AGI does not own or operate any aircraft, ships, river barges or railroads. AGI utilizes commercial freight air carriers, ships, river barges and railroads to provide expedited air, sea and rail transport. In situations where air transport is the chosen mode of transportation, AGI picks-up or arranges for the pick up of a shipment at the customer's location and deliver it directly to the commercial carrier. The commercial carrier delivers it to the selected destination airport, shipping warehouse, ship, or railway station. AGI then pick- ups the shipment and delivers it or has it delivered to the recipient's location.

AGI derives its income in the form of commissions received from overseas agents and handling and delivery charges from customers. AGI had current annual revenue of approximately HK$110,349,931 in 2000. Airfreight and sea freight forwarding are the most profitable sectors of its operations, accounting for over 90% of total gross profit with rail, river, and overland trucking operations accounting for the remainder.

	For the year ended December 31, 1999	For the year ended December 31, 2000
Freight Forwarding Income
Air (HK$)	58,507,671	73,713,272
Sea (HK$)	12,588,838	29,851,615
Feeder (HK$)	295,316	6,097,964
Trucking (HK$)	155,374	687,080
Total	71,547,199	110,349,931
Gross Profit	1999	2000
Air (HK$)	7,752,367	11,161,923
Sea (HK$)	3,551,498	9,814,212
Feeder (HK$)	(87,088)	1,329,605
Feeder (HK$)	(87,088)	1,329,605
Trucking (HK$)	27,625	116,669
Total	11,244,402	22,422,409

AGI is a member of the International Air Transport Association, Hong Kong Association of Freight Forwarding Agents Ltd and an associated member of the International Federation of Freight Forwarders Association.

Operations in Hong Kong and China

CHINA

AGI Logistics (HK) Ltd has three representative offices, which are located in the People's Republic of China:

- Guangzhou Office: Room 1202, Block A, Fuqian Building, 618-620, Jie Fang Road North, Guangzhou, China. Postal Code: 510030

- Shenzhen Yantian Office: Room 107, Terminal Offices Building, Yantian Port, Shatoujiao, Shenzhen, China. Postal Code: 518081

- Shenzhen Futian Office: Room 113B, Block 3, International Trade Centre, 1001 Honghua Road, Futian Free Trade Zone, Shenzhen, China. Postal Code: 518038.

Bureaucratic Infrastructure

The Chinese government's involvement, and thus influence, in the operation of the joint venture companies is limited to a well defined legal/bureaucratic infrastructure in three areas, which operates through three separate State entities. First, a foreign invested enterprise joint ventures must be reviewed by the Foreign Investment Commission, or FIC, or its delegate, for approval as a Foreign Invested Enterprise, or FIE. Changes in ownership identity or registered capital of a FIE must be reviewed and approved under the auspices of the FIC. Second, FIE's must have a business license to operate, which is issued by the Industrial and Commercial Registration Administration Bureau, or ICRAB. In addition, any change in ownership of FIE's must be reported to this bureau for reissue of the business license. Third, the Chinese partners in joint venture FIE companies (Sino-Foreign Equity Joint Ventures) may be state owned enterprises, or SOE. These SOE's have defined rights and areas of authority with respect to a joint venture as set forth in the joint venture's articles of association and the joint venture contract.

As such, each of these three State entities - FIC, ICRAB and SOE - has a limited, defined area of operation, responsibility and authority. As discussed below, none of these State entities has the ability to change the laws, the articles or the contracts governing the rights, obligations, operation or existence of joint venture companies. AGI's China offices are non-SOE, which have no direct relationship with the Peoples Republic of China government.

Sino-Foreign Invested Enterprise Laws: FIE Laws

Both joint venture companies are Sino-Foreign Equity Joint Ventures established under the law of the Peoples' Republic of China pursuant to the Peoples Republic of China Sino-Foreign Equity Joint Ventures Law, or EJV Law. Article 2 of the EJV Law provides as follows:

The Chinese Government, pursuant to the provisions of agreements, contracts, and articles of association that it has approved, shall protect in accordance with the law the investments, distributable profits, and other lawful rights and interests of foreign investors.

Further, the EJV Law provides:

The State shall not subject joint ventures to nationalization or expropriation. In special circumstances, however, in order to meet the requirements of the public interest, the State may carry out expropriation against a joint venture in accordance with legal procedures, but corresponding compensation must be made.

The first provision set forth above reflects the principle that the State must protect the interest of the foreign investor based upon an approved Joint Venture Contract and Articles of Association. This would extend to the control provisions in the contracts and articles, as control is one of the rights and interests of the foreign investor in a majority-owned EJV. The second statement reflects the power that all national governments, including that of the United States, reserve to themselves.

In addition, Article 33 of the Implementing Regulations to the EJV Law provides that "the highest authority of a Joint Venture shall be its board of directors, which shall decide all major issues concerning the Joint Venture." Thus, control over the Joint Ventures is vested in the board of directors, not in the State. While it is true that the State retains ultimate control of SOE's, AGI'S China offices are neither equity joint ventures nor SOE'S. Mostly AGI'S China offices act as a liaison center to arrange freight forwarding activities through licensed-operators in china. The state can certainly influence the operations of AGI'S China offices by controlling its linkage with Chinese licensed cargo operator.

AGI'S China offices are wholly owned enterprise of AGI Logistics (HK) Ltd., the establishment conforms to the Peoples Republic of China Wholly Foreign Owned Enterprise Law, or WFOE Law. Article 8 of the WFOE Law provides as follows:

An enterprise with foreign capital meets the conditions for being considered a legal person under Chinese law and shall acquire the status of a Chinese legal person, in accordance with the law.

Further, the WFOE Law provides in Article 4:

The investments of a foreign investor in China, the profits it earns and its other lawful rights and interests are protected by Chinese law.

And, in Article 5:

The state cannot nationalize or requisition any enterprise with foreign capital. Under special circumstances, when public interest requires, enterprises with foreign capital may be requisitioned by legal procedures and appropriate compensation shall be made.

As with the EJV Law, the first two provisions set forth above reflect the principle that the State must protect the interest of the foreign investor based upon approved Articles of Association. The third statement reflects the power that all national governments, including that of the United States, reserve to themselves.

Finally, with respect to the potential retroactive effect of any laws passed concerning existing joint ventures, Article 40 of the Foreign Economic Contract Law, or FECL, which was adopted in 1985, provides as follows:

Even if the law makes new provisions, contracts for Sino-Foreign Joint Ventures, Sino-Foreign Cooperative Joint Ventures, and for Sino-Foreign Cooperative Exploration and Exploitation of natural resources, which have already been approved by a competent authority of the State, may still be performed according to the stipulation of those contracts.

Accordingly, as the above analysis indicates, the only realistic method by which the Chinese Government can effect the operation of these Foreign Invested Enterprises is that which is stated in the respective Articles of Association. Those Articles, combined with the FIE laws, provide that the Chinese Government does not and cannot have an intrusive role in the affairs of an FIE company. To the contrary, those laws place a continuing duty on the government to insure that the rights of foreign investors in FIE's, as expressed in the approved provisions of articles of association, are protected and preserved.

Foreign Companies Doing Business in China

There are three standard investment vehicles for foreigners doing business in China:

Equity Joint Venture, or EJV

Cooperative or contract Joint Venture, or CJV

Wholly Foreign Owned Enterprise, or WFOE

All three types of investment vehicles are known as a Foreign Invested Enterprise, or FIE. The applicable legal framework for the establishment and continuation of FIE's laws is as follows:

General - Peoples Republic of Chin a Foreign Economic Contract Law

Accounting - Peoples Republic of China Accounting Law

- Laws Concerning Enterprises with Foreign Investments

- The General Accounting standard for Enterprises

- The Specific Accounting Standards

EJV - Peoples Republic of China Sino-Foreign Equity Joint Venture Law

- Peoples Republic of China Sino-Foreign Equity Joint Venture Law Implementing Regulations

CJV - Peoples Republic of China Sino-Foreign Cooperative Joint Venture Law

- Detailed Rules for the Implementation of the Peoples Republic of China Sino-Foreign Cooperative Joint Venture Law Regulations

WFOE - Peoples Republic of China Wholly Foreign-Owned Enterprise Law

- Implementing Rules of the Wholly Foreign-Owned Enterprise Law

- Interpretations on Various Provisions Concerning the Implementing Rules of the Wholly Foreign-Owned Enterprise Law

The FIE laws specifically referenced in this memorandum are the Peoples Republic of China Wholly Foreign-Owned Enterprise Law, the Peoples Republic of China Foreign Economic Contract Law and the Accounting Laws.

The Chinese Legal System

The practical effect of the Peoples Republic of China legal system on the AGI operations in China can be viewed from two separate but intertwined considerations.

First, as a matter of substantive law, the FIE laws provide significant protection from government interference and guaranty the full enjoyment of the benefits of corporate Articles and contracts to FIE participants. These laws, however, do impose standards concerning corporate formation and governance, which are not qualitatively different from the General Corporation Laws of the several states. As a practical matter, a FIE's need to retain or have ready access to a local Chinese law firm for routine compliance purposes. Similarly, the Peoples Republic of China Accounting Laws mandate accounting practices which are not co-extant with GAAP standards. In addition, these laws require that an annual "statutory audit" be performed in accordance with Peoples Republic of China accounting standards and that the books of account of FIE's be maintained pursuant to Chinese accounting laws. Article 14 of the Peoples Republic of China Wholly Foreign Owned Enterprise Law requires a WFOE to submit certain periodic fiscal reports and statements to designated financial and tax authorities, at the risk of business license revocation.

As a practical matter, a FIE must retain a local Chinese accounting firm that has experience with both the Chinese standards and US GAAP. This accounting firm can serve the dual function of performing the annual Chinese statutory audit and preparing the FIE's financial statements in a form acceptable for an independent US GAAP audit report.

Second, while the enforcement of substantive rights may appear less clear than US procedures, the FIE's and WFOEs are Chinese registered companies which enjoy the same status as other Chinese registered companies in terms of business to business dispute resolution. With respect to disputes between the parties to FIE's, AGI's wholly owned offices in China will not assume a privileged position since, by the terms of the respective Articles of Association, all disputes are to be resolved by the Arbitration Institute of the Stockholm Chamber of Commerce in Stockholm, Sweden, applying Chinese substantive law. Any award rendered by this arbitration tribunal is, by the express terms of the respective Articles of Association, enforceable in accordance with the "United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958)." As a practical matter, therefore, the Chinese legal infrastructure, while different in operation from its US counterpart, should not present any significant impediment to the operation of FIE's.

Earnings And Distributions Of FIE'S

The WFOE laws provide for and guarantee the distribution of profits to foreign investors in Chinese FIE's.

Article 19 of the Peoples Republic of China Wholly Foreign Owned Enterprise Law provides that a foreign investor may remit abroad profits that are earned by a FIE, as well as other funds remaining after the enterprise is liquidated.

Based on the current and expected income, assets and operations of the three Chinese businesses, AGI believes that it will not have significant U.S. federal income tax consequences under the controlled foreign corporation rules.

Political And Trade Relations with the United States

Political and trade relations between the United States and the Chinese government within the past five years been considered volatile and is expected to be less volatile in the future. Major causes of volatility, illegal transshipments of textiles from China to the United States, issues surrounding the sovereignty of Taiwan and the United States' bombing of the Chinese embassy in Yugoslavia, the protection of intellectual property rights within China and sensitive technology transfer from the United States to China have potential influence upon the international trade between China and the United States. However, the situation is going to be eased owing to the granting of permanent trade status of Most Favored Nation to China by Clinton Government and the joining of China into World Trade Organization in Year 2001. It is expected that tangible trade among these two countries will be booming when the trade barriers are removed.

Economic Reform Issues

Although the majority of productive assets in China are owned by the Chinese government, in the past several years the Chinese government has implemented economic reform measures that emphasize decentralization and the encouragement of private economic activity. Such economic reform measures may be inconsistent or ineffectual, and AGI might not be able to capitalize on all such reforms. Further, there can be no assurance that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investment.

Since 1978, the Chinese government has been reforming its economic systems. Many reforms are unprecedented or experimental and expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on its operations.

Over the last few years, China's economy has registered a high growth rate and there have been recent indications that rates of inflation have increased. In response, the Chinese government recently has taken measures to curb the excessive expansion of the economy. These measures have included devaluations of the Chinese currency, Renminbi, restrictions on the availability of domestic credit, reducing the purchasing capability of certain of its customers, and limited re-centralization of the approval process for purchases of some foreign products. These austerity measures alone may not succeed in slowing down the economy's excessive expansion or control inflation, and may result in severe dislocations in the Chinese economy in general. To further combat inflation, the Chinese government may adopt additional measures, including the establishment of freezes or restraints on certain projects or markets, which may have an adverse effect on the operations.

AGI'S China offices are free from the dependency of funds in the government's budgeting processes or availability of credit to its customers from banking system in China. As they are fully funded by AGI's Hong Kong office, the adverse effects of China economic policies may have minimal impact to its operations.

Although reforms to China's economic system have not adversely impacted its operations in the past and are not expected to adversely impact its operations in the foreseeable future, there can be no assurance that the reforms to China's economic system will continue or that it will not be adversely affected by changes in China's political, economic and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations, measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad and reduction in tariff protection and other import restrictions.

Currency Conversion and Exchange

Although the Rennin/United States dollar exchange rate has been relatively stable in the past five years there can be no assurance that the exchange rate will not become volatile or that the Renminbi will not be officially devalued by direction of the Chinese government against the United States dollar.

Exchange rate fluctuations may adversely affect its financial performance because of its foreign currency denominated liabilities and may materially adversely affect the value, translated or converted as applicable into United States dollars, of its net fixed assets, its earnings and its declared dividends. AGI does not engage in any hedging activities in order to minimize the effect of exchange rate risks.

HONG KONG

In accordance with the Constitution of the People's Republic of China, the National People's Congress adopted the Basic Law of the Hong Kong Special Administration Region on April 4, 1990. It provides in part:

The National People's Congress authorizes the Hong Kong Special Administration Region to exercise a high degree of autonomy and enjoy executive, legislative and independent judicial power, including that of final adjudication, in accordance with the provisions of this Law.

The socialist system and policies shall not be practiced in the Hong Kong Special Administration Region, and the previous capitalist system and way of life shall remain unchanged for 50 years.

The Government of the Hong Kong Special Administrative Region shall, on its own, formulate monetary and financial policies, safeguard the free operation of financial business and financial markets, and regulate and supervise them in accordance with law.

No foreign exchange control policies shall be applied in the Hong Kong Special Administration Region. The Hong Kong dollar shall be freely convertible. Market for foreign exchange, gold, securities, futures and the like shall continue.

The Government of the Hong Kong Special Administrative Region shall safeguard the free flow of capital within, into and out of the Region.

The Hong Kong Special Administrative Region shall maintain the status of a free port and shall not impose any tariff unless otherwise prescribed by law.

The Hong Kong Special Administrative Region shall pursue the policy of free trade and safeguard the free movements of goods, intangible assets and capital.

The Government of the Hong Kong Special Administrative Region shall provide an economic and legal environment for encouraging investments, technological progress and the development of new industries.

Business Strategy

AGI maintains its administrative headquarters in Hong Kong, China. AGI operates 4 company-owned branch offices, and 30 agency offices. AGI intends to expand AGI's business principally through the establishment of branch offices in strategic locations throughout China and the use of independent sales and marketing agents in strategic locations throughout the world. Agency offices are owned and operated by independent business owners who enter into an agency agreement with AGI. AGI plans to operate company-owned branch offices in South China and to use agency offices elsewhere in the world.

AGI has recently:

Established an airfreight operations office and warehouse in Hong Kong Air Freight Forwarding Center.

The proximity of its air freight office and warehouse to the airport makes it more convenient and speedy than other freight forwarding companies, especially in handling perishable, dutiable items and dangerous goods.

From this location, AGI handles export cargo to everywhere in the world, from Europe, North America, Indian-Subcontinent to Australia, while the import cargoes are mostly from North America and the Far East. As time management is a critical factor in air freight forwarding, AGI's location near the airport enhances its ability to promptly process and consolidate and break-bulk works. Break-bulk means deconsolidated the pre-packed pallet or unit load devices from airlines into separated, individual airfreight shipments.

Established its own trucking team.

Established branch offices at the Yantian International Container Port and the Futian Free Trade Zone.

AGI registered to be a licensed cargo handler in The Futian Free Trade Zone in 1999, the granted status enables AGI to offer trucking service, buyer's consolidation, import and export declaration and boned warehouse storage to customers.

AGI has signed an agreement with Shenzhen Yantian Railway Service Company Limited the right to deal with freight from four major inland cities exclusively, namely, Wuhan, Chengdu, Chongqing and Nanchang during the year 2000 to 2003.

AGI started to offer river freight service in 1999 to cope with the need of transshipment in South China. At present, its feeder mainly serves Pearl River Delta Region connecting with Zhuhai, Zhongshan, Nansha, Guangzhou, Dongguan, Shenzhen, Yantain Port and Kwai Chung Terminal.

AGI has broadened its business extension to cover trucking, feeder operations and warehousing by acquiring Sparkle Shipping, Godown, Wharf and Transportation Company Ltd in January 2000. Sparkle Shipping is based in Hong Kong. Its core business covers mostly feeder services, warehousing and inland trucking.

AGI has agency contracts with 39 independent contractors throughout the world. These offices:

Collect freightage on behalf of AGI and remit back to Hong Kong

Sales and marketing

Break-bulk, customs brokerage, local delivery

Handling routing orders from overseas country to Hong Kong

AGI provides these offices with the following services:

Handle export cargo from Hong Kong

Local pick-up and transshipment via Hong Kong rail/sea/air terminals

Handle import cargo from overseas

Break-bulk, documentation, and customs clearance

Warehousing and storage

The gross profit of the air and sea freight shipments is be shared equally between AGI and the individual overseas agent. Either party may terminate the agency agreement upon thirty days written notice to the other party, effective the end of each month.

Branch offices are responsible for providing a number of services. Their primary function is to provide sales and customer service in a specified market or airport city. Branch offices utilize AGI's billing and accounting software, which allows each branch office to transmit customer billing and account information to AGI's administrative offices for billing to the customer. Customer invoicing and account collection for all branch offices and all sales and marketing agents is handled through AGI's headquarters in Hong Kong. Through this centralized system, AGI calculates and pays all commissions owed to agency-owned branch offices, sales employees and independent sales and marketing agents.

Office and Agency Locations

Home Office

AGI's head office in Hong Kong employs 49 people. It is located in Cheung Sha Wan, Kowloon and consists of sea freight, river freight, trucking, account, sales and marketing and administration department. During 1999, for the purpose of expanding into river freight forwarding, AGI established a feeder team with head control office in Hong Kong and wharf operations in Guangzhou. AGI has a warehouse and air freight operations department located at the Hong Kong International Airport at Chep Lap Kok.

Futian Branch Office

Shenzhen Futian branch office is strategically located in Shenzhen's special economic zone, the Futian Free Trade Zone situated at the heart of Shenzhen. The office has 7 employees.

Futian Free Trade Zone is convenient to any seaports in Shenzhen, being 30 km to Yantian Port or the Hong Kong border and 25 km to Shekou Port and Chiwan Port. Futian Free Trade Zone has been allowed to handle bonded cargo from other customs areas. It has an advanced customs system that is linked with Futian Customs. The Futian Free Trade attracts a lot of customers and shippers, such as IBM, Hitachi, Sanyo and Siemens, to have their materials or goods imported to Futian Free Trade Zone for temporary storage for the purpose of re-export or until a buyer is found. AGI's warehouse in Futian Free Trade Zone is fully bonded and under surveillance by China government.

Yantian Branch Office

The Yantian branch office is strategically located at Yantian Port, Shenzhen, China. It has a gross floor area of approximately 500 square feet with a customs bonded warehouse of 26,000 square feet. It employs 7 individuals.

Guangzhou Branch Office

To steer China business development strategy, AGI has set up a office in Guangzhou and has successfully signed a cooperation agreement with an agent that owns a first grade freight forwarding license in China, namely Guangzhou Huasheng International Forwarding Limited. The license allows AGI to operate international air and sea freight forwarding business, which include canvassing of cargoes, booking of carriers, warehousing, transshipment operations, customs clearance, freight charge clearance, insurance and transportation related services. This license provides that after one year of operations, AGI can seek to establish similar operations throughout China. AGI believes that this will provide a springboard to develop its business in Mainland China.

This office is located in the center of Guangzhou, and employs 11 individuals responsible for departments of airfreight, sea freight, river freight, trucking, and warehousing. Its airfreight department and warehouse is strategically located at Guangzhou Baiyun Airport.

Global Agency Network

The arrangements between AGI and its overseas agents are usually non-exclusive. Under such arrangements the agents have not been given any power to commit it in any way or any authority to enter into any contract on its behalf. The fees payable to these agents are usually determined by the requirements of the individual customer's order and the charges. AGI has over 39 overseas agents many of whom have offices in more than one city particularly in key cities such as Los Angles, New York, London, Tokyo, Seoul, Taipei and Shanghai. As a result, AGI is represented by more than one agent in many cities and does not generally need to rely on a single agent in any one city.

Through the use of independent sales and marketing agents, AGI can expand its business without the costs typically associated with the ownership and maintenance of company-owned branch offices.

AGI has the following number of agency offices in the following countries:

Name of Country	Number of Agency Office
Australia	Australia
Austria	2
Bangladesh	1
Belgium	2
Brazil	6
Cambodia	1
Canada	2
Chile	1
China	9
Colombia	1
Costa Rica	1
Denmark	1
Ecuador	2
Egypt	2
Estonia	1
Finland	1
France	1
Germany	2
Greece	1
Hungary	1
India	8
Indonesia	2
Iran	1
Ireland	1
Italy	6
Japan	6
Jamaica	1
Jordan	1
Korea	2
Macau	1
Malaysia	1
Mauritius	1
Madagascar	1
Mexico	7
Nepal	1
Netherlands	2
New Zealand	1
Pakistan	2
Philippines	1
Poland	1
Russia	1
Singapore	1
South Africa	4
Spain	6
Sri Lanka	1
Sweden	1
Taiwan	4
Thailand	2
U.A.E.	4
United Kingdom	3
U.S.A.	10
Venezuela	1
Vietnam	1
TOTAL	129 Agency Offices

AGI's Services

In order to continue AGI's rapid development of AGI's core business of freight forwarding services, AGI plans to consistently provide cost-effective and reliable freight forwarding services. AGI's competitors tend to be mostly cargo agents who can offer multi-modal transportation solution to customers. AGI, on the other hand, is a multi-service provider offering expedited air and expedited ground services. AGI's combination of services enables AGI to provide on-time services throughout the United States.

AGI has a diverse customer base. AGI's customers' industries include automotive, computer and electronic equipment, heavy industrial and construction equipment, printed materials, textiles and apparel. In addition to these industries, AGI provides transportation services to trucking lines, and logistics companies. As a result of AGI's diversity of customer base and services, no single customer contributes more than 5% to AGI's revenues.

Market trends demonstrate that many expedited freight customers are demanding more than basic transportation services. To accommodate these customers, AGI offers a variety of services including:

In house customer services provided to clients from Monday through Friday from, 9:00 a.m. to 6:00 p.m. and Saturday from 9 a.m. to 1 p.m.

Customs and international documentation: AGI is authorized by the Hong Kong government to issue transshipment licenses which are commonly used for licensed cargo from mainland China via Hong Kong to overseas.

Its airfreight warehouse is located in Airport Freight Forwarding Center, which is a 24 hours security guarded center.

Proof of delivery documentation for every shipment available upon client's request.

Door-to-door services available upon client's request

Air and Ground Freight Business

AGI has focused its development on air and ground freight services. The mode of transportation depends on

The contents of the shipment

The basis of the route

Departure time

Available cargo capacity

Cost

In many situations, ground freight offers the most cost-effective and reliable method for transporting large, heavy shipments in a short period of time. Through AGI's arrangements with trucking, shipping and rail companies, AGI is able to provide direct door-to-door expedited service throughout Southern China and Hong Kong.

Situations arise when expedited airfreight will be the most cost-effective, if not the only, way to provide on-time service. AGI does not own, and do not intend to acquire, any aircraft. To provide airfreight services, AGI engages commercial passenger and freight air carriers. AGI utilizes its own trucking team to provide delivery services throughout the Hong Kong and South China in order to handle door-to-door services.

AGI's industry expertise enables it to maximize the efficiency and performance of its freight forwarding and other expedited transportation services for AGI's customers, such as shipment of dangerous goods such as chemicals and a variety of bulky on-deck cargo such as heavy machinery. Its management has significant experience in moving delicate items.

AGI believes its ability to obtain cargo space allotments directly or indirectly from air or ocean carriers has been one of the most important resources of its business. As a result of management reputation established in the market place over the past 26 years with AGI and with other companies before AGI was formed, AGI now has relationships with various major air and ocean carriers, cargo space providers.

With respect sea cargo space, AGI has primarily non-binding arrangements with several major shipping lines for the supply of containers and space for those containers on the liner services. Management's prior extensive experience in the field of sea freight forwarding has enabled AGI to offer, besides general services like consolidation services and full container services, services for shipment of dangerous goods such as chemicals and a variety of bulky on-deck cargo such as heavy machinery. Its management is experienced in moving delicate items such as equipment by sea.

Due to the volume of shipments AGI arranges, AGI can negotiate competitive pricing for air shipments. While AGI's airfreight purchasing power is based on volume, AGI does have a contractual obligation to meet minimum volume requirements. Generally, AGI's prices are lower than the price AGI's customers could negotiate with commercial passenger and freight air carriers, since we buy in bulk from airlines and retail the space to individual customer as of its need. The volume of shipments AGI handles enables it to occasionally obtain additional discounts from commercial air and air cargo carriers if, for example, AGI has reserved capacity on a particular flight AGI can negotiate an even further discount by offering larger shipping volume to the carrier at a time. As AGI continues to grow, AGI can obtain additional volume discounts with commercial airlines and air cargo carriers as a result of increased purchased capacity.

Sea Freight

Since China adopted the open door policy and economic reforms in 1978, Pearl River Delta region has become a major manufacturing area for commercial products made by or for companies in foreign developed countries. Over 80% of the finished products being manufactured in Pearl River Delta region are exported via Hong Kong to overseas. (Source: Hong Kong Year Book.) Sea traffic is the major transportation mode for forwarding the huge volume of cargo between continents.

AGI offers wide range of sea freight services, including

Loose cargo consolidation,

Bulky on-deck cargo

Full container load handling

Sea-air transportation

Inland trucking between factory and warehouse

Storage and warehousing

Export/import declaration

Electronic data interchange of import/export license

AGI is capable of handling perishable, dangerous cargo, reefer cargo and duty free cargo.

Its sea freight export division has been formed simultaneously with airfreight department to provide full spectrum of freight services to customers. To cope with the rapid expansion of business, the operations team was increased from three to eight persons in 2000.

Import Freight Forwarding

Import freight cargo includes leather, fabrics, watch components and chemical products. AGI handles an increasing number of shipments imported into Hong Kong and destined for China.

An import freight forwarding transaction usually commences when AGI receives a shipment advice from a customer, overseas agent or shipping agent detailing the quantity and nature of cargo shipped and the expected date of arrival. AGI promptly notifies the consignees of the cargo of the relevant details and, depending on its instructions, arranges for customs clearance and, if required, provides other services such as temporary storage, local delivery and distribution. In Hong Kong and South China, AGI is able to provide local delivery of cargo by either using its own fleet or radio-equipped trucks or engaging subcontractors to provide the services.

AGI derives its income from air and sea import freight forwarding services in the form of commissions received from overseas agents and handling and delivery charges from customers. The import department handled over 3000 shipments last year. More than 85% of the import shipments are mainly from North America and the Far East Region.

River Freight

River cargo is transported by vessels plying exclusively within the river trade limits. The river trade limits are the waters in the vicinity of Hong Kong which broadly include the Pearl River, Mirs Bay and Macau, and other inland waterways in Guangzhou and Guangxi which are accessible from waters in the vicinity of Hong Kong.

According to the Census and Statistics Department, the value of Hong Kong's external merchandise trade by river accounted for 4.3%. Comparing the first half of Year 2000 with the same period in 1999, the value of re-exports by river for most of the top-five commodity divisions rose. More significant increases were recorded for electrical machinery, apparatus and appliances, and electrical parts thereof - by HK$1 billions or 51.9%; office machines and automatic data processing machines - by HK$553 million or 35.4%; and textile - by HK$549 million or 24.6%. To provide a full range of logistic service and to cater for the expected rapid growth in trade originating from and destined for Pearl River Delta region, AGI launched a river feeder service in 1999.

Physically, goods need to be taken to Hong Kong by trucks or by river feeders and transferred onto ocean-going vessels; or vice versa if the goods are moving in the opposite direction. However, cargo carried by trucks face serious customs problem at the Chinese border causing delays of delivery. In addition, a single container can be only carried by one truck, which is costly. In view of this, feeder barges share the workload of trucks with no traffic congestion while enjoying lower cost and more flexibility of delivering cargo to terminals or to tackles of ocean vessels. To cope with the increasing of import and export cargo volume in Pearl River Delta region and the demands of customers and liners, AGI is planning to expand the fleet and broaden the service routing in the middle of year 2000.

The river trade cargo, loaded and discharged, empty and laden, was handled primarily at sites other than container terminals. About 199,000 Twenty feet container equivalent units were handled at sites other than container terminals, while container terminals recorded 54,000 Twenty feet container equivalent units of river cargo in 1999. Analysts indicated that river trade has gone up as Hong Kong handles an increasing volume of transshipment goods from China. These goods are typically shipped into Hong Kong on river barges, and are then re-exported to overseas. In 1999, the gain in river trade offset losses in ocean-bound cargo, resulting in a overall increase of throughput of 1.67%. Meanwhile, there was a significant rise in the handling of empty containers, which rose 14.5% in 1999 to 252,000 Twenty feet container equivalent units, according to Hong Kong Shipping Gazette.

Rail Freight

In 1999, the railway sector in China earned up to US$12 billion, a Ministry of Railway's official claimed. In the first 10 months of 1999, the railway industry generated earnings of over $10 billion in total, carrying 1.3 billion tons of cargo, a rise of over 3% compared with the same period in 1998. Railway revenues were up almost 7% over this period, with $545 million, or about 5.5%, coming from freight railway freight movements. In September 1999 alone, the railway transported 2.8 million tons of containers and about 76,300 cars each day, 30,000 were coal cars, all according to the Hong Kong Shipping Gazette.

Yantian, China is connected to the city center of Shenzhen and Huizhou by a dual two-lane highway, the Shenhui Highway. Because the industrial development in Guangdong is mainly around the Pearl River Delta Region, an efficient road network linking up with areas in the west is crucial to the successful development of Yantian Port. The Guangdong-Shenzhen Superhighway and Humen Bridge significantly improves Yantian's access to Shenzhen Airport, Dongguan and beyond. There is a 24 kilometers rail link from Yantian International Container Terminal to Pinghu Station to connect onto the Guangzhou-Shenzhen main line. This rail link is able to expand Yantian Port's in land by exporting cargo from and delivering cargo to places along both the Beijing-Guangzhou Railway and the Beijing-Jiulong Railway.

In 1997, the terminal only achieved a throughput of 250 Twenty feet container equivalent units of rail cargo per month. Another weekly train service to Nanchang began in April 1997. There are plans to open up the market at Yunnan, Guizhou, Sichuan, Wuhan and Chengdu by providing rail link services and to door services afterwards.

Shenzhen Ping Yan Railway is a regional railway ratified by the State Planning Commission and is the main formed project of Yan Tian Port which is an international transshipment port. Its north starts from Ping Hu Station of Guangshen Railway and connected with two major trunk lines, south ends Yantian Station of Yantain Zone. The mainline is 23 kilometers and has two stations, Yantian and Henggang Station.

Ping Yan Railway has railway and transport facilities that are equipped according to state railway's standard. It has five diesel locomotive engines, relevant equipment of station and yard and loading and unloading, lifting capacity. AGI has signed a general cargo sales agent agreement with the Ping Yan Railway covering four major cities in China, namely Wuhan, Nanchang, Chongqing and Chengdu.

With the continuous development of Yantian and the launching of an international satellite, the handling capacity of port is growing tremendously. In addition, the development of Shenzhen eastern district, the construction of Long Gang Large Industrial zone and the boosting of the district along the rail line, must bring a stable supply for freight for railway. It is forecasted that the cargo carrying capacity of Ping Yan Railway will be 3 million tons in year 2000, 7 million tons in year 2005 and 11 million tons in year 2010.

Shenzhen Ping Yan Railway Company Limited persists in developing major business of railway transportation and at the same time energetically develops diversified business, fully utilize its advantages on transportation and land resources, positively exploits industrial and profit enterprise such as estate, storage, material, commodity, tourism, hotel and transport extend service, and make these become the second economic pole. Shenzhen Ping Yan Railway established a whole transport service system based on the fundamental of convenience, satisfactory, efficiency and high quality. The Yantian port and railway possesses tremendous business opportunities of freight industry and will become a new investment hotspot and economic increasing zone.

AGI has formally signed two agreements with Shenzhen Ping Yian Railway Company Limited in early 2000 named the Transshipment Agency Agreement and General Cargo Sale Agreement authorizing AGI to handle the railway transshipment cargo, import and export cargo for them.

Trucking

In Hong Kong, AGI is able to provide local collecting and delivery of cargo, by either using its own fleet or radio-equipped trucks or engaging sub-contractors to provide the services. AGI intends to increase the number of trucks in line with future expansion of business. AGI has a license and permits to operate the trucks into Futian Free Trade Zone, Shenzhen, China.

AGI's truckload brokerage services locate and secure capacity when non- expedited ground transportation is the most cost-effective means of meeting a customer's delivery requirements. AGI's brokerage operations enable AGI to serve a large number of customers simultaneously through third-party common carriers. Third-party common carriers can be engaged on an "as needed" basis.

Warehousing

AGI has fully equipped warehouses in Hong Kong, Futian Shenzhen, Yantian Shenzhen and Guangzhou to serve for storage of cargo.

Hong Kong Air Freight Warehouse: is located at Unit 259, 2/F, Airport Freight Forwarding Center, 2 Chun Wan Road, Chek Lap Kok, Hong Kong. It has a gross floor area of approximately 12,000 square feet.

Hong Kong Sea Freight Warehouse: located at Unit 303B, 4/F, H.I.D.C., Kwai Chung Container Port 4, Container Port Road South, Kwai Chung, New Territories, Hong Kong. It has a gross floor area of approximately 38,000 square feet.

Shenzhen Futian Warehous: located at 11 Honghua Road, Futian Free Trade Zone, Shenzhen, China. It has a gross floor area of approximately 161,700 square feet.

Shenzhen Yantian Warehouse: Its operations warehouse is located at No.3 Yantian International Container Terminal Warehouse, Shatoujiao, Shenzhen, China. It has a gross floor area of approximately 26,000 square feet.

Guangzhou Warehouse: Its air operations office is located at G/F, Cargo Building, Baiyun Airport, Guangzhou 510405, China. It has a gross floor area of approximately 2,000 square feet.

Strategic Acquisitions

AGI may expedite its expansion through strategic acquisitions. AGI recognizes that, in some circumstances, the most-efficient way to expand AGI's operations will be by acquiring an existing company. Prospects would include existing freight forwarders in certain key markets or companies whose services compliment AGI's own. AGI believes expansion through acquisition may enable it to increase AGI's market share more rapidly and allow it to take advantage of opportunities arising from economies of scale earlier than if AGI relied exclusively on internal expansion.

AGI has held preliminary discussions concerning a stock for stock merger with Airgate International, a New York based freight company with annual revenue of US$30 million in 2000. However, Airgate has indicated it will not enter into any definitive merger agreement until the securities of AGI become listed and trading on the over the counter bulletin board. That will not happen until after this registration statement has been declared effective by the SEC.

Computer Based Technology

An important component of AGI's business strategy is the development of advanced information systems. The Internet Freight concept, which is to be promoted via its website www.agi.com.hk enables the user to:

Send booking or rate quotation inquiry to AGI

Access to update shipping schedule

Obtain shipping order from the Website

Track and trace cargo movement status

Each branch office and overseas agency office is well equipped with sophisticated computer systems and coordinates the handling of cargo. Representatives at each station are well-trained expertise who is capable of organizing full range of logistics activities, they provide fast and accurate tracking record of freight transactions. Maximum protection of each single claim incident is US$ 250,000. So far AGI has not received any formal claim from a customer.

Industry Overview

Large multinational companies, as well as businesses of all sizes, increasingly are examining their supply chain, to achieve competitive advantages and cost savings. As a result, the most successful transportation providers will be those carriers that can provide value-added services, speed and reliability of delivery of both goods and information, global capabilities and competitive pricing.

The current global airfreight and expedited market is about $82 billion worldwide according to the Colography Group as reported in Transportation Topics on January 17, 2000. Airfreight growth is expected to be driven by several factors, including:

The expansion of global commerce because of the reduction of regulatory barriers and the world-wide sourcing of raw materials and product distribution

Just-in-time inventory trends aimed at reducing inventory turnover time and warehousing facilities

Fast growth of high-value, short shelf-life technology and electronic products

AGI believes the future success of freight forwarding businesses will depend on the ability to integrate technological applications with customers to provide complete global solutions. AGI believes the industry will continue to evolve from a price-based to a service-based industry.

Freight forwarding is traditionally a non-asset based business. Providers typically do not own aircraft or ocean vessels, although some may maintain small truck fleets. International airfreight forwarders generally focus on the heavyweight freight market that involve shipments greater than 100 pounds, and generally do not directly compete with the integrated carriers of small parcels such as UPS and Fed Ex.

In most cases, a freight forwarder acts as an indirect carrier for its customers. The forwarder procures shipments from its customers, consolidates them into a single lot based on common destination and tenders them to the airline, air charter, ocean carrier or common carrier for transportation to a distribution point. Consolidation of shipments is commonly carried out on a door-to-door or airport-airport basis. When providing door-to-door services, the forwarder usually arranges for local and long haul surface transportation in addition to airfreight.

Freight forwarders usually offer customers fee-based services related to the movement of goods such as preparing all shipment-related documentation, waybills, commercial invoices and packing lists.

The Hong Kong and South China Region

South China, including Hong Kong and Pearl River Delta Region Area is one of the most active transportation nodes in the world. The region has been growing dramatically in the past twenty years owing to the open market policy put forth by the China Government since 1978. Overseas investment over the world, especially from Taiwanese and Japanese conglomerates in the region, has resulted in a significant increase in the number of factories and manufacturing plants in the region. The result has been a significant increase in demand for freight forwarding services, with the need to import raw material into the region and export finished products out of the region. (Source: Hong Kong Year Book)

In 1999, over 50% of in and out cargo into Pearl River Delta Region was handled through Hong Kong International Airport and Kwai Chung Container Terminal. In response to the rapid growth of the region, other transportation hubs around Hong Kong such as Macau, Zhuhai, Shenzhen and Guangzhou are gradually becoming key parts of the transport web. (Source: Hong Kong Census and Statistical Department)

The newly built Hong Kong International Airport in Chep Lap Kok locates over 60 kilometers away from the city, in which the cargo center operates 24 hours. The cargo handling capacity of the airport is one of the largest cargo center in the world.

Shenzhen Yantian

The reunification of Hong Kong to China since 1997 has further accelerated the growth of South China as a whole entity. Despite strict controls from the Government among freight forwarding companies in the past two years, China becomes more open to forwarders from Hong Kong and overseas to establish office via direct investment and/or joint ventured mode. Among the coastal ports of South China, Shenzhen Yantian has the largest handling capacity of standard container. When the phase-three development is completed in 2005, Yantian International Container Port will have the potential to compete with Kwai Chung Container Terminal, which is already positioned itself at the top five container ports in the world. TheYantian International Container Port has railway station.

Futian Free Trade Zone

The Futian Free Trade Zone is one of the most important bonded area in South China, is geographically situated adjacent to Hong Kong. The Futian Free Trade Zone provides wide range of logistic services from storage, buyer's consolidation, re-distribution, trucking and more. Factories, empty container depots and multi-national corporation offices such as IBM, Sanyo, Hitachi, Siemens, etc are located in the Futian Free Trade Zone.

Guangzhou

Guangzhou is a land, water and air transportation hub for Southern China. In 1997, 85 million tons of goods were shipped through water ports, of which 74.5 million tons went through the Guangzhou harbor and 10.6 million tons through other ports administered by the city's Bureau of Shipping Affairs. In 1999, Guangzhou port handled 101.6 million tons of freight, making it the second busiest freight port in China after Shanghai, according to statistics of the Guangzhou Government.

Guangzhou port will soon see the completion of the second phase of its sea channel, the state press reported recently. Officials quoted in reports attributed the rapid growth of the Port to its favorable geographical location, China's policy of increasing domestic demand and efforts to restrict the extent of smuggling.

By nature of geographical proximity and for historical reasons, Guangdong has maintained much closer trade links with Hong Kong than with most other provinces in China. The vast majority of the trade between South China and the rest of the world is handled through Hong Kong, and the firms involved in the trade are often based in Hong Kong. Physically, the goods need to be taken to Hong Kong by trucks or by feeders or by barges, and transferred onto ocean-going vessels; or vice versa if the goods are moving in the opposite direction

Pearl River Delta Region

With the increasing demand of freight movement in Pearl River Delta Region together with the geographical constraint of shallow water along Zhujiang Kou, feeder river transportation has become the major low cost, mass transit means of forwarding containers between production sites and a container port. In fact, the traffic is both ways, bringing stuffed containers from factories to deep-water ports and carrying onward boxes from mother vessel to shallow water coastal areas.

Marketing

AGI's success has resulted from its persistent commitment since the commencing of business to provide competitive pricing and efficient and reliable services to its customers worldwide. AGI enjoys the benefits of management's many longstanding and excellent relationships with its customers, major airlines and shipping lines, and its extensive network of overseas agents. Its management has accumulated extensive experience in identifying prospective overseas agents to ensure compatibility with the operations and that the ability of its personnel to foster and maintain these valuable relationships as mentioned above contribute to its success.

Its experienced sales team is responsible for marketing its services to a diversified base of customers and bringing in new customers and overseas agents in order to extend its agency network. The sales team members make regular courtesy visits to existing and potential customers in Hong Kong and overseas with a view to better understanding their requirements and expectation. Members of the sales team often provide customers with suggestions to ensure cost-effective and efficient delivery of goods, and provide a service intended to meet the customers' particular needs as to packaging, special timing, seasonal demand and unusual types of freight forwarding service.

The sales team is responsible for the implementation of its strategy of focusing on customers who would provide higher profit margin. AGI has a team of sales and marketing for Hong Kong and China offices, consisting of 13 professional, which is increased from 2 since the commencing of business in August 1998.

In addition to its employees posted in China as its representatives, overseas agents who are independent contractors are appointed by AGI, to generate business and to coordinate its freight activities in their respective markets. These overseas agents are paid on a commission basis.

A country may import and export cargo under various modes to move the cargo. Taking garment industry for instance, those orders which are less time sensitive or non-fashion garments are usually shipped via sea freight while the fashion type, seasonal garment and high retail values clothing are mostly shipped by air freight.

In the financial year ended June 30, 1999, AGI served more than 2,000 customers, of whom over 700 have maintained regular business dealings with it over the past year. AGI enjoys a broad customer base, which it has built up over a period of more than one year.

AGI has over 40 major customers that buy or sell merchandise such as garments, toys, electronics parts and appliances. AGI believes one of the benefits arising from the broad customer base is that it has acquired extensive experience in accommodating the requirements of different customers in dealing with a great variety in the types of products forwarded by it. The diversity in the mix of cargo enhances the ability to achieve economics of scale.

The majority of its transactions are dominated in Hong Kong dollars or US dollars. The risk due to exchange rate fluctuation is negligible so long as the Hong Kong dollar remains pegged to the US dollar. Sales are made on credit, generally of 30 days, or on a cash basis. There is in existence a credit control policy, which its employees have been instructed to follow by checking or obtaining the credit reference of new customers and reviewing the credit records of its customers by senior staff and obtaining prior approval from a director for orders in excess of a pre-determined amount. AGI on the other hand receives credit, generally of 30 days, from airlines and shipping lines and the settlement is usually on a cash basis.

AGI markets its services through a national sales organization consisting of 5 company-owned branch offices, over seventy cargo agents distributed in 54 countries and 127 cities serving the major gateways worldwide agency-owned branch offices and independent sales and marketing agents. AGI expects to continue AGI's expansion by increasing the number of branch offices, recruiting additional independent sales and marketing agents and expanding AGI's fleet of independent truck owner-operators.

AGI's marketing efforts are directed primarily to distribution, procurement and marketing managers of potential customers with substantial requirements for international transportation of cargo.

Through AGI's expansion, AGI will be able to transport a greater number of shipments and AGI believes that the increase in volume will allow AGI to obtain lower rates from air and ground service providers. By consolidating freight shipments, AGI expects to reduce its costs of transportation.

Future Services

The strength of the network combined with personal service form an experienced and enthusiastic workforce, is the key to its current success and future development.

The key to success in the ever-changing freight industry lies with the ability to introduce new and quality services and applications in a timely and efficient manner.

After China enters the World Trade Organization

China may soon enter the World Trade Organization. It is expected that import and export cargo of China will increase tremendously once China is secured with the WTO membership. Freight forwarding opportunities are not only limited to export and re-export cargo from China, but the import cargo. Since late 19th century, Hong Kong has served as the major gateway from overseas to southern China and vice versa, as it possesses well-established infrastructures, the Chek Lap Kok International Airport, the Tuen Mun Inland River Port, the Kwai Chung Container Port and three inland trucking channels to mainland China, together with healthy financial position and precise banking system. Port facilities at Shenzhen are well equiped, customers and operators are familiar with the new trading pattern. The WTO issue will act as a catalyst of port development of Hong Kong and Shenzhen, they will merge to become a dominant transportation hub and shipping metropolitan.

In view of this, AGI has already restructured and consolidated its existing offices in Mainland China to achieve better coordination for customer services and to capture more market share in forwarding industry. As regards the southern part of China which AGI has already established presence, AGI would further explore the potential for other related services in Pearl River Delta Region.

After the Implementation of its Internet Freight System

To enhance its services, AGI is developing in conjunction with ShippingPoint.com, a web-based real-time supply chain solution, offering customers instant freight quotations, online booking, and web based tracing and tracking.

Logistics is one of the most important part of e-commerce, but often forgotten by many. The logistics industry itself has been one of the slowest to develop technologies to complete the end-to-end supply chain solution. AGI plans to be one of the leading pioneers in this field, using the latest technologies, which will help to enable Asian manufacturers to comply with their Western buyers time sensitive quotation request and other requirements. AGI will offer its customers a true paperless airfreight system using the Internet for creating house air waybills, commercial invoices, and real time tracing and tracking.

AGI has been appointed the exclusive logistics partner to Asian Trade Link, an Asian catalogue sourcing site that will shortly connect with one of the leading international trade banks enabling them to offer their client a true end-to-end solution from sourcing to online letter of credit application, freight quotation, online freight booking, online credit check and inspection, shipping and finally electronic Bill of Lading enabling electronic payment to all parties within hours of shipping.

AGI is working with Global Samples, a company developing a complete trade samples shipping and payment solution, taking the uncertainty and difficulty out of ordering commercial samples from Asia, as well as making it easier for Asian manufacturing companies to give samples to international buyers. This is potentially a huge business for both airfreight and sea freight. Consolidation to key gateways will help to reduce the cost of shipping samples.

Competition

AGI has encountered strong competition from other companies in the freight forwarding industry. Competitive factors include reliability of service, price and available cargo space capacity. AGI believes AGI can continue to effectively compete based on these factors. AGI believes AGI offers a unique blend of services involving all modes of transportation, including truck, sea, rail and air plus warehousing as well as internet freight and inland trucking between Hong Kong and Mainland China.

AGI's primary competitors are Rical, Speedmark, AEI, Fritz, Scanwell, and Expeditors. AGI competes with regional and local freight forwarders.

Government Regulation

AGI's operations are subject to various local and foreign regulations that require it to maintain permits and licenses. AGI's failure to comply with applicable regulations and maintain necessary permits and licenses could result in a revocation of AGI's operating authority or substantial fines. AGI believes AGI is in compliance with all applicable regulations and that all AGI's required licenses and authorities are current.

AGI is subject to laws regulating the discharge of materials into the environment. Similar laws apply in many of the foreign jurisdictions in which AGI operates. Although AGI's operations have not been significantly affected by compliance issues in the past, AGI cannot predict the impact environmental regulations may have in the future. AGI does not anticipate making any material capital expenditures for environmental control purposes in the foreseeable future.

Employees

As of December 31, 2000, AGI had 49 employees, all of them were employed on a full-time basis. AGI has 8 sales employees. None of AGI's employees are parties to any collective bargaining agreement, and AGI considers AGI's relationship with AGI's employees to be good.

Legal Proceedings

From time to time, AGI may become involved in legal proceedings occurring in the ordinary course of business. Subject to the uncertainties inherent in any litigation, AGI believes that there are no pending or threatened proceedings that are reasonably likely to result in a material adverse change in AGI's financial condition or operations.

Properties

AGI's Head office: is located at Unit D, 11/F, Garment Centre, 576-586 Castle Peak Road, Cheung Sha Wan, Kowloon. It's a leased property.

Hong Kong Air Freight Warehouse: is located at Unit 259, 2/F, Airport Freight Forwarding Center, 2 Chun Wan Road, Chek Lap Kok, Hong Kong. It is a leased property.

Hong Kong Sea Freight Warehouse: is located at Unit 303B, 4/F, H.I.D.C., Kwai Chung Container Port 4, Container Port Road South, Kwai Chung, New Territories, Hong Kong. AGI appointed the warehouse as the CFS station to act on behalf of AGI to receive sea freight cargo from suppliers.

Shenzhen Futian Office: is located at Room 113B, Block 3, International Trade Centre, 1001 Honghua Road, Futian Free Trade Zone, Shenzhen, China. It is a leased property.

Shenzhen Futian Warehouse: is located at 11 Honghua Road, Futian Free Trade Zone, Shenzhen, China. AGI appointed the warehouse as the CFS station to act on behalf of AGI to receive sea freight cargo from suppliers.

Shenzhen Yantian Office: is located at Room 107, Terminal Offices Building, Yantian Port, Shatoujiao, Shenzhen, China. It is a leased property.

Shenzhen Yantian Warehouse: is located at No.3 Yantian International Container Terminal Warehouse, Shatoujiao, Shenzhen, China. AGI appointed the warehouse as the CFS station to act on behalf of AGI to receive sea freight cargo from suppliers.

Guangzhou Office: is located at Room 1202, Block A, Fuqian Building, 618-620 Jie Fang Road North, Guangzhou, China. It is a leased property.

Guangzhou Warehouse: Its air operations office is located at G/F, Cargo Building, Baiyun Airport, Guangzhou 510405, China. It has a gross floor area of approximately 2,000 square feet. AGI appointed the warehouse as the CFS station to act on behalf of AGI to receive sea freight cargo from suppliers.

AGI believes AGI's existing office facilities are in good condition and are equipped for their purposes.

Intellectual Property

AGI has domain rights to the URL sites of:

www.agi.com.hk

www.agihk.com

www.sparklehk.com

MANAGEMENT

Pacific CMA

The names and ages of Pacific CMA's executive officers and directors as of March 31, 2001 are as follows:

Name	Age	Positions Held and Tenure
Alfred Lam	48	President, Treasurer and Director since December 31, 2000
Louisa Chan	43	Director since December 31, 2000
Scott Turner	47	Director since December 31, 2000

AGI

The names and ages of AGI's executive officers and directors as of March 31, 2001 are as follows:

Name	Age
Alfred Lam	47	President / Chairman / Managing Director of the Group
Louisa Chan	42	Director
Scott Turner	46	Director
Kaze Chan	35	General Manager
Henrik M. Christensen	45	Marketing Director
Terrence De Kretser	32	Vice President-LA
Rango Lam	28	Secretary
Dorothy Wong	27	Treasurer
Daisy Law	27	Accountant
Thomas Zambuto	67	Director/Consultant
John Lam	37	Seafreight Director
Dickwa Dai	36	Airfreight Director

Alfred Lam - President / Chairman / Managing Director of the Group
98-date	AGI Logistics (HK) Ltd	Managing Director
77-98	AWT World Transport (HK) Ltd	Managing Director & Chairman
He holds a bachelor degree in business administration from the Chinese University of Hong Kong.
Date of birth: 2/18/1953

Louisa Chan - Director (wife of Alfred Lam)
94-95	AWT World Transport (HK) Ltd	Executive Director of AWT
Date of birth: 8/7/1958

Scott Turner - Director
94-date	Airgate International Corp	President
Mr. Turner spends approximately 10% of his time on the business of AGI.

Kaze Chan - General Manager
98-date	AGI Logistics (HK) Ltd	Sales Director / General Manager
96-98	AWT World Transport (HK) Ltd	Deputy Ocean Director
93-96	Northwest Airlines Inc	Account Manager
He holds a master degree of arts in urban studies from Michigan State University in the United States
Date of birth: 9/2/1965	Commencement date: 10/1/1998

Henrik M Christensen - Market Director
2000	AGI Logistics (Hong Kong) Limited	Marketing Director
96-99	FSU Freight Ltd / ShippingPoint.com Limited	General Manager
90-96	Spedition Services Ltd	General Manager
He graduated from Koebenhavn's Koebmanskole in 1974
Date of birth: 9/13/1955	Commencement date: 11/1/2000

Terrence de' Kretser - Vice President - Los Angeles
99-date	AGI Logistics (HK) Ltd	Vice President - Los Angeles Branch
95-99	HTL Logistics (Pvt) Ltd	Director - Sales & Marketing
He holds AFIF Certificate of Competency - International Air Freight Procedures since 6 March 1997
He holds Certificate of Competency - Dangerous Goods Acceptance since February 1997
Date of birth: 7/8/1968	Commencement date: 7/15/2000
Rango Lam - Secretary
99-date	AGI Logistics (HK) Ltd	Company Secretary
96-99	World Connect (HK) Ltd	Senior Secretary / Sales & Marketing Manager
94-96	AWT World Transport (HK) Ltd	Executive Secretary
	Date of birth: 6/23/1972	Commencement date: 7/9/1999

Dorothy Wong - Treasurer
98-date	AGI Logistics (HK) Ltd	Chief Accountant
94-98	AWT World Transport (HK) Ltd	Assistant Accountant
She holds L.L.C. Higher Certificate since 1993
She passed AAT Level 1 since 2000
Date of birth: 9/12/1973	Commencement date: 9/1/1998

Daisy Law - Accountant
2000- date	AGI Logistics (Hong Kong) Limited	Accountant
96-00	Messrs. Paul W.C. Ho & Co, C.P.A.	Senior Audit Supervisor
She graduated from the Chinese University of Hong Kong with an honors bachelor degree
She is now the member of the Hong Kong Society of Accountants and the Association of Chartered Certified Accountants.
Date of birth: 9/20/1973	Commencement date: 11/1/2000

Thomas Zambuto - Director / Consultant
94-date	Airgate International Corp	Director

John Lam - Seafreight Director
99-date	AGI Logistics (HK) Ltd	Director - Sea Freight Division
98-99	Speedy Neptune (HK) Ltd	General Manager
89-98	Wellcorp Container Lines Ltd	Director
	Date of birth: 9/26/1963	Commencement date: 5/12/1999

Dickwa Dai - Airfreight Director
99-date	AGI Logistics (HK) Ltd	Director - Air Freight Division
91-99	P.A.C. Pactrans Air Cargo (HK) Ltd	Operations Director
He holds Certificate of Achievement - Dangerous Goods Regulations since 25 August 2000
He holds Diploma granted by IATA since 1992
Date of birth: 5/25/1964	Commencement date: 8/30/1999

Directors of both Pacific CMA and AIG serve for the a one year term. Pacific CMA's bylaws provide for a board of directors comprised of not less than one nor more than 5 directors. AGI's bylaws provide for a board of directors comprised of not less than one and with no limit for the number of directors.

Executive Compensation.

Officers of Pacific CMA are not compensated.

The following table sets forth all compensation awarded to, earned by, or paid for services rendered to AGI in all capacities during the years ended December 31, 2000 and 1999, by its chief executive officer. No other officer received compensation in excess of $60,000.

Summary Compensation Table

Name and Principal Position	Annual Compensation - 1999/2000
	Year	Salary	Bonus	Other	Number of Shares Underlying Options
Mr. Alfred Lam	2000	$50,000.00			None
Mr. Alfred Lam	1999	$46,153.85			None

Employment Agreements

Pacific CMA has no employment agreements.

Under an oral employment agreement with Mr. Lam, AGI has agreed to pay him a salary of $50,000 for the year ending December 31, 2001.

Key man insurance: None.

Written employment agreement: None.

Board Compensation

Directors of both Pacific CMA and AGI do not receive cash compensation for their services as directors, although some directors are reimbursed for reasonable expenses incurred in attending board or committee meetings.

Stock Option Plan

AGI has a stock option plan:

Name of Plan: 2000 Stock Plan

Who is eligible: Officers, key employees, and other persons as a means of attracting & retaining such persons for the long-term success of the corporation

Who selects recipients: Mr. Alfred Lam

Plan approved by shareholders: September 1, 2000.

Grants in prior fiscal year: None

Indemnification of Directors and Officers

Colorado law permits a Colorado corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for monetary damages except for liability resulting from:

Breach of a director's duty of loyalty to it or its shareholders.

Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

Violations of section 7-108-403 of the Colorado business corporation.

Transactions from which a director directly or indirectly derived an improper benefit.

Its articles of incorporation contain a provision, which limits the liability of its directors and officers to the maximum extent permitted by Colorado law.

In addition, its bylaws provide that Pacific CMA will, to the fullest extent permitted by Colorado law in effect from time to time, indemnify and hold harmless its officers and directors from and against all expense, liability and loss, including attorneys' fees, actually and reasonably incurred by them in connection with civil, criminal, administrative or investigative actions, suits or proceedings. The bylaws further provide that Pacific CMA may, by action of the board of directors, provide indemnification to its employees and agents with the same scope and effect as the indemnification of its officers and directors. Pacific CMA is permitted under the bylaws to purchase and maintain insurance and to advance expenses to directors and officers and others to cover the costs of defending a proceeding.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the year ended December 31, 2000, the Pacific CMA and its subsidiary had the following transactions with related parties:

2000
US$

Acquisition of a subsidiary from directors of company	(12,840)
Payment of freight cost to companies controlled by directors of the Company	(18,476)
Received freight income from companies controlled by directors of the Company	26,956
Received interest income from a company controlled by directors of the Company	10,700

As of December 31, 2000, Pacific CMA's directors have beneficial interests in the Pacific CMA and its subsidiary and all the aforementioned related parties.

Certain general and administrative expenses incurred by Pacific CMA and its subsidiary during the period on behalf of the related parties were reimbursed by the respective related parties at cost.

Pacific CMA and its subsidiary received / made certain advances from / to a director. The balances due from / to Pacific CMA and its subsidiary as of December 31, 2000 were unsecured, interest-free and have no fixed repayment terms.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth ownership of Pacific CMA's common stock as of March 31, 2001 by

Each shareholder known by it to own beneficially more than 5% of the common stock

Each executive officer

Each director

All directors and executive officers as a group

Name	Number of Shares	Percentage
Alfred Lam AGI Logistics Unit D, 11/F, Garment Center, 576-586 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong	17,000,000	81.2%
All directors and named executive officers as a group (3 persons)[1]	17,000,000	81.2%

[1] Mr. Turner and Ms. Chan, also directors of the company, own no stock.

This table is based upon information derived from Pacific CMA's stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Pacific CMA believe that each of the stockholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 20,938,300 shares outstanding at April 30, 2000.

DESCRIPTION OF PACIFIC CMA CAPITAL STOCK

	Authorized Capital Stock	Shares Of Capital Stock Outstanding
Common	100,000,000	20,938,300
Preferred	10,000,000	None

Common stock

Pacific CMA is authorized to issue 100,000,000 shares of no value par common stock. As of April 30, 2000, there were 20,938,300 shares of common stock outstanding held of record by 167MU stockholders.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no sinking fund provisions applicable to the common stock.

Preferred stock

Pacific CMA is authorized to issue 10,000,000 shares of preferred stock. There are no shares of preferred stock outstanding. Pacific CMA has no plans to issue any shares of preferred stock.

Dividends

Pacific CMA never paid any dividends and do not expect to do so for the foreseeable future.

Transfer Agent And Registrar

Pacific CMA is the transfer agent and registrar for its common stock.

PLAN OF DISTRIBUTION

Certain shareholders of Pacific CMA, Inc., a Colorado corporation are selling 533,300 shares of their common stock under this prospectus. None of the proceeds of the sale of the shares by any of these selling stockholders will be received by Pacific CMA.

Set forth below is the name of each shareholder and the number of shares registered for resale under this prospectus:

Name	Shares
Michael T. Williams	25,000
George Moseman	15,000
Stuart Douglas Smith	5,000
Lawrence Coleman	5,000
James Weingartner	5,000
John Massie	5,000
Reine Marulli di Barletta	5,000
Madam Au Sui Hing	5,000
Chan Chiu Yin	5,000
Chan Yeuk Shing	5,000
Cheng Kit Mei	5,000
Choi King Hung	5,000
Ho Sum Kui	5,000
Johnny Chan	5,000
Lam Chin Fung	5,000
Lam Shun Heung	5,000
Lam Kin Man	5,000
Lam Sung Ko	5,000
Lee Hung Ching	5,000
Lee Ki Yee	5,000
Leung Hoi Man	5,000
Tsang Hing Nam	5,000
Yau Cheuk Lun	5,000
Yau Siu Fung	5,000
Kathleen A. Adams	5,000
Jean Marie Almao	5,000
Kevin Ashby, M.D.	5,000
Correy Baker	4,000
Patrick Baker	5,000
Randall Baker	2,800
George E. Brown	5,000
Business Equity Services, Inc.	5,000
Business O.C. Com, Inc.	5,000
Jack Carr	5,000
Steve Corbin	5,000
Lori X. Hammarlund	5,000
Edward M. Helzerman	2,500
Sharon M. Helzerman	2,500
Debbie A. Kozlowski	5,000
M/M Robert Lombard	5,000
Debra Micklis	5,000
Daniel Micklis	5,000
Freddie and Sylvia Parish	1,000
Harry William Pflueger	5,000
Ralph Rosenberg	5,000
James H. Russell	5,000
Mark C. Russell	5,000
Patrick Sheedy	5,000
Robert Sheedy	5,000
Carl Van Skyke	2,500
Brad Smith	1,000
Adam Login	3,000
Ellen Farber	5,000
Geraldine Turner	5,000
Hannah Saunders	5,000
Gil Chrisikos	5,000
Nancy Decker	5,000
Kyriakos Konstantakis	5,000
Lawrence Coleman	5,000
Andrew Goodman	5,000
Barry Kantrowitz	5,000
Sanford & Elyse Login	5,000
Felice & Joel Brenner	5,000
Michael & Donna Brown	5,000
Giuseppina Cavallo	5,000
Arnold Conrad	5,000
Alfredo D'Antonio	5,000
Denise M. D'Antonio	5,000
Steven D'Antonio	5,000
Tonino Dantonio	5,000
Taso Denis	5,000
Edward Dennehy	5,000
Howard Dickson	5,000
Donna Farber	5,000
Santo Favano	5,000
Joseph S. Fusco	5,000
Barry & Michelle Gaynor	5,000
Michael & Robin Glassberg	5,000
Arlene Goodman	5,000
Joan and Robert Johnsen	5,000
Dave & Ellen Katzen	5,000
Ronald & Cynthia Keats	5,000
Michael and Rita Lee	4,000
Marilyn Levine	5,000
Ahmet & Edina Kurmemaj	5,000
Melissa & Gianmarco Lullo	5,000
Nina Marazzo	5,000
Steven & Jodie Menchel	5,000
Starr & Stanley Mendelblatt	5,000
Jonthan T. Miller	5,000
Peter & Randi Million	5,000
Linda Murphy	5,000
Carol Palmeri	5,000
Shari & Scott Saunders	5,000
Elisa R. Schindler	5,000
Gary Stein	5,000
Frank / Irene Testa	5,000
Paul Woldar	5,000
James Ming Yeung	5,000
Frank Zambuto	5,000
Irina Zolina-Korzhenevich	5,000
Lori Sosna	5,000
Milton Sussman	5,000
Willam and Robyn Weiss	5,000
Mark Taylor	5,000
Charles McCallion	5,000

AVAILABLE INFORMATION

Pacific CMA is subject to the reporting requirements of the Exchange Act and the rules and regulations promulgated thereunder, and, therefore, does file reports, information statements or other information with the Commission. This prospectus constitutes the prospectus of Pacific CMA that is filed as part of the Registration Statement in accordance with the rules and regulations of the Commission. Copies of the registration statement, including the exhibits to the Registration Statement and other material that is not included herein, may be inspected, without charge, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and may be available at the following Regional Offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, information and information statements and other information regarding registrants that file electronically with the Commission.

EXPERTS

The financial statements of Pacific CMA, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended included in this prospectus are in reliance on the report of Moores Rowland P.A., independent accountants, given on the authority of that firm as experts in auditing.

LEGAL MATTERS

The validity of the shares of Pacific CMA common stock being offered by this prospectus is being passed upon for Pacific CMA by Williams Law Group, P.A., Tampa, FL. Mr. Williams owns 25,000 shares of the stock of Pacific CMA.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Pacific CMA, Inc.

We have audited the accompanying consolidated balance sheets of Pacific CMA, Inc. and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Moores Rowland

Chartered Accountants

Certified Public Accountants

Hong Kong

Date: 30 March 2001

Pacific CMA, Inc.

Consolidated Statements of Operations

For the years ended December 31, 1999 and 2000

	1999	2000
	US$	US$

Freight forwarding income	9,191,572	14,169,226

Cost of forwarding	(7,747,019)	(11,290,129)

Gross profit	1,444,553	2,879,097

Operating expenses
Selling and administrative expenses	(964,668)	(1,822,369)
Depreciation	(47,009)	(105,759)

Total operating expenses	(1,011,677)	(1,928,128)

Income from operations	432,876	950,969

Non-operating income (expenses)
Interest and other income	4,682	64,725
Interest expenses	(754)	(5,304)
Amortisation of goodwill	-	(1,537)

Net non-operating income	3,928	57,884

Income before income taxes	436,804	1,008,853

Provision for income taxes (note 5)	(73,521)	(167,655)

Net income	363,283	841,198

Other comprehensive loss
Foreign currency translation adjustments	(2,217)	(695)

Comprehensive income	361,066	840,503

Net income per share

Weighted average number of shares outstanding (Note 3n)
Basic	20,000,000	20,133,333

Diluted	20,000,000	20,200,000

Net income per share of common stock - Basic and Diluted (Note 3n)	US$0.02	US$0.04

The financial statements should be read in conjunction with the accompanying notes.

Pacific CMA, Inc.

Consolidated Balance Sheet

For the years ended December 31, 1999 and 2000

	1999	2000
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	93,050	2,345,816
Fixed deposits	-	27,708
Trade receivables	1,834,695	2,753,215
Deposits, prepayment and other debtor	201,962	168,870
Due from other related parties	368,624	-
Due from a director (note 8)	52,137	-
Tax refundable	-	755

Total current assets	2,550,468	5,296,364
Property, plant and equipment, net (note 4)	170,026	360,881
Goodwill	-	6,149
Deferred offering costs	-	225,364

Total assets	2,720,494	5,888,758

LIABILIITES AND STOCKHOLDERS' EQUITY
Current liabilities
Trade payables	1,092,362	1,984,381
Accrued charges and other creditors	117,547	193,004
Deposit received	-	12,382
Due to a director (note 8)	-	1,913
Obligations under hire purchase contracts - current portion (note 6)	4,925	49,222
Income tax payable	132,004	89,577

Total current liabilities	1,346,838	2,330,479
Obligations under hire purchase contracts - non-current portion (note 6)	12,724	28,767
Deferred taxes	6,623	14,495

Total liabilities	1,366,185	2,373,741

Commitments and Contingencies (note 7)

Stockholders' equity
Common stock with no par value (note 1)	4,000	4,080
Additional paid-in capital	646,593	1,966,718
Other comprehensive loss	(2,217)	(2,912)
Retained earnings	705,933	1,547,131

Total stockholders' equity	1,354,309	3,515,017

Total liabilities and stockholders' equity	2,720,494	5,888,758

Approved by the Board of Directors on 30 March 2001

Alfred Lam	Louisa Chan
Director	Director

The financial statements should be read in conjunction with the accompanying notes.

Pacific CMA, Inc.

Consolidated Statements of Stockholders' Equity

For the years ended December 31, 1999 and 2000

Ordinary stock	Additional paid-in capital	Other comprehensive loss	Retained earnings	Total
	Number	US$	US$	US$	US$	US$

Balance as of January 1, 1999	20,000,000	4,000	641,318	-	342,650	987,968

Stockholders' contributions	-	-	5,275	-	-	5,275

Net income	-	-	-	-	363,283	363,283

Translation adjustments	-	-	-	(2,217)	-	(2,217)

Balance as of December 31, 1999	20,000,000	4,000	646,593	(2,217)	705,933	1,354,309

Stockholders' contributions	-	-	1,281,005	-	-	1,281,005

Issue of common stock	400,000	80	39,120	-	-	39,200

Net income	-	-	-	-	841,198	841,198

Translation adjustments	-	-	-	(695)	-	(695)

Balance as of December 31, 2000	20,400,000	4,080	1,966,718	(2,912)	1,547,131	3,515,017

The financial statements should be read in conjunction with the accompanying notes.

Pacific CMA, Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 1999 and 2000

	1999	2000
	US$	US$
Cash flows from operating activities:
Net income	363,283	841,198

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	47,009	105,759
Loss on disposal of property, plant and equipment	1,879	4,114
Amortisation of goodwill	-	1,537
Amortisation of organization costs	40	-

Changes in working capital:
Tax refundable	-	(1,510)
Fixed deposits	-	(1,299)
Deposit received	-	12,382
Trade receivables	(158,145)	(561,423)
Deposits, prepayment and other debtor	(166,080)	39,336
Trade payables	(68,512)	568,849
Accrued charges and other creditors	107,270	66,519
Income tax payable	69,123	(42,359)
Deferred taxes	4,398	7,876

Net cash provided by operating activities	200,265	1,040,979

Cash flows from investing activities:
Due from other related parties	(346,533)	368,436
Acquisition of subsidiaries	-	(69,055)
Acquisition of property, plant and equipment	(180,149)	(221,389)
Sales proceeds from disposal of property, plant and equipment	1,156	7,447

Net cash used in investing activities	(525,526)	85,439

Cash flows from financing activities:
Capital element of hire purchase payments	(2,052)	(22,471)
Advances from / to a director	(1,189)	54,023
Issue of common stock	-	80
Additional paid-in capital	5,275	1,320,125
Deferred offering costs	-	(225,364)

Net cash provided by financing activities	2,034	1,126,393

Net increase (decrease) in cash and cash equivalents	(323,227)	2,252,811
Exchange differences	-	(45)
Cash and cash equivalents at beginning of year	416,277	93,050

Cash and cash equivalents at end of year	93,050	2,345,816

The financial statements should be read in conjunction with the accompanying notes.

Pacific CMA, Inc.

Notes to the Financial Statements

For the years ended December 31, 1999 and 2000

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

The Company was initially incorporated under the laws of the State of Colorado on December 29, 1994. After engaging in minimal activity related to its business plan, the Company's activities ceased in early 1995, and the Company became inactive until its reinstatement by the Colorado Secretary of State on September 25, 1998.

The Company's articles of incorporation authorize up to 100,000,000 shares of common stock, no par value per share. From the Company's date of inception to August 28, 2000, the Company had issued an aggregate of 12,000,000 shares of common stock.

On August 28, 2000, the Company acquired AGI Logistics (Hong Kong) Limited, a Hong Kong corporation ("AGI"). The acquisition was brought about by transactions that are memorialized in two agreements: (1) Stock Purchase Agreement, by Lam King Ko, Alfred ("Mr. Lam") and by the Selling Stockholders. Pursuant to the terms of the Stock Purchase Agreement, Mr. Lam purchased 9,000,000 shares of the Company's common stock from the selling stockholders. (2) Stock Exchange Agreement, by and between the Company's then-current management and an authorized representative of Buller Services Corporation, a British Virgin Islands International Business Company ("Buller"). Mr. Lam is the sole beneficial owner of Buller, which, prior to the Stock Exchange Agreement becoming effective, was the sole shareholder of AGI. Pursuant to the terms of the Stock Exchange Agreement, the Company acquired 15,000,000 shares of AGI's common stock from Buller, and, in exchange, the Company issued 8,000,000 shares of its common stock to Buller. AGI became a wholly owned subsidiary of the Company.

The acquisition of AGI, for accounting purposes, has been treated as the acquisition of the Company by AGI with AGI as the accounting acquirer ("reverse acquisition"). On this basis, the historical stockholders' equity amounts since January 1, 1999 has been retroactively restated to reflect the equivalent number of shares of common stock of the Company issued for acquisition with the difference between par value of the Company's and AGI's common stock reported in additional paid-in capital.

On September 1, 2000, the Company issued 400,000 shares of its common stock to certain consultants by professional services rendered for the Company valued at $39,200 in stead of cash consideration. The initial terms of services in the agreement will last for two years to three years until December 31, 2003.

Immediately prior to the effectiveness of the agreements, the Company's issued and outstanding capitalization consisted of 12,000,000 shares of common stock and no shares of preferred stock. Immediately thereafter, it consisted of no shares of preferred stock and 20,400,000 shares of common stock of which 83% was owned by Mr. Lam.

From time to time, the Company may issue stock options pursuant to various agreements with other compensatory arrangements. Under the terms of various employment agreements with employees, the Company issued options to purchase 200,000 shares of the Company's common stock at an exercise price of $0.098 (the estimated fair market value on the date of grant was $0.098). The options vest over an 18-month period from the date of grant and expire on August 31, 2005.

The acquisition of Sparkle Shipping, Godown, Wharf & Transp. Co., Limited was a reorganization of companies under common control and has been accounted for effectively as a pooling of interests and the consolidated financial statements of the Company have been presented as if this subsidiary had been owned by the Company since its date of incorporation.

The acquisition of Guangzhou Huasheng International Forwarding Limited was made on January 2, 2000 at a consideration of US$12,840 and has been accounted for using the purchase method.

The following supplementary unaudited pro forma condensed consolidated statement of operations information for the years ended December 31, 1999 and 2000 give effect to the acquisitions of Guangzhou Huasheng International Forwarding Limited as if such acquisitions had occurred at the beginning of each period. All significant inter-company transactions have been eliminated.

The supplemental unaudited pro forma presentation does not purport to be indicative of what the Group's actual results would have been assuming the acquisitions mentioned above had been completed at the beginning of each period, nor does it purport to be indicative of results of operations that may be achieved in the future.

	1999	2000
	US$	US$

Operating revenue	10,329,230	14,169,226

Operating income before interest and income tax	410,505	949,432

Net interest income	19,094	59,421

Income before income taxes	429,599	1,008,853

Income tax expense	(74,276)	(167,655)

Net income	355,323	841,198

Other comprehensive income	(2,217)	(695)

Comprehensive income	353,106	840,503

Net income per share	US$ 0.02	US$ 0.04

Shares used in computing net income per share	20,000,000	20,133,333

The details of the subsidiaries and their principal activities as of the date of this report are summarized below:

Name of company	Date of formation	Place of incorporation	Equity interest owned by the Company	Principal activities

			Directly	Indirectly

AGI Logistics (Hong Kong) Limited	August 12, 1998	Hong Kong	100%	-	Freight forwarding

Sparkle Shipping, Godown, Wharf & Transp. Co., Limited	June 2, 1999	Hong Kong	-	100%	Freight forwarding

Guangzhou Huasheng International Forwarding Limited	December 2, 1998	Hong Kong	-	100%	Freight forwarding

AGI Logistics (Shenzhen) Limited	July 26, 2000	People's Republic of China	-	100%	Freight forwarding

2. STOCK-BASED COMPENSATION

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" requires that an entity account for employee stock compensation under a fair value based method. However, SFAS 123 also allows an entity to continue to measure compensation cost for employee stock-based compensation using the intrinsic value based method of accounting prescribed by APB Opinion No.25, "Accounting for Stock Issued to Employees". The pro forma effect of applying the SFAS 123 fair value method of measuring compensation costs to the Company's stock-based awards was not significant to reported net income and earnings per share. All of the Company's share options are granted at not less than market value.

Changes in outstanding options under the employee stock options are as follows:-

1999	2000

	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
		US$		US$

Granted during the year and outstanding (exercisable) at end of year	-	-	200,000	0.098

As of December 31, 2000, the weighted-average exercise price of all outstanding options were US$0.098 and the weighted-average remaining contractual life was 3.17 years.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

The consolidated financial statements include the financial information of the Company, its majority-owned and controlled subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

(b) Statement of cash flows

For the purposes of the statement of cash flows, the Group considers all highly liquid debt instruments with an original maturity within three months to be cash equivalents.

(c) Deferred offering costs

Costs incurred in connection with the Group's proposed public offerings are being deferred. Such amounts will be offset against the proceeds of the offering, if the offering is successful or expensed in operations, if the offering is unsuccessful or to the extent such costs exceed the expected capital to be raised.

(d) Property, plant and equipment and depreciation

Property, plant and equipment is stated at cost less accumulated depreciation.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally recognized as expenses in the period in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalized.

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statement of operations.

Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method at the following rate per annum:

Furniture and fixtures - 3 years

Office equipment - 3 years

Motor vehicles - 3 years

The Group recognizes an impairment loss on property, plant and equipment when evidence, such as the sum of expected future cash flows (undiscounted and without interest charges), indicates that future operations will not produce sufficient revenue to cover the related future costs, including depreciation, and when the carrying amount of asset cannot be realized through sale. Measurement of the impairment loss is based on the fair value of the assets.

(e) Revenue recognition

Revenue represents income arising from freight forwarding services which is recognized when the relevant services are provided by reference to the date of shipment.

  Leased assets

A hire purchase contract is a contract for hire of an asset which contains provision giving the hirer an option to acquire legal title to the asset upon the fulfilment of certain conditions stated in the contract. Property, plant and equipment held under hire purchase contracts are capitalized at their fair values at the date of acquisition. The corresponding liabilities to the hirer, net of interest charges, is included in the balance sheet as a hire purchase obligation and categorized under current or non-current liabilities.

Depreciation is provided on the cost of the assets on a straight-line basis over their estimated useful lives as set out in note 3(d) above. Finance charges implicit in the purchase payments are charged to the statement of operations over the periods of the contracts so as to produce an approximately constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

(g) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable under operating leases are recognized as an expense on the straight-line basis over the lease terms.

(h) Income taxes

Provision for income and other related taxes have been provided in accordance with the tax rates and laws in effect in Hong Kong.

The Company and its subsidiaries did not carry on any business in the United States of America. No provision for withholding or U.S. federal income taxes or tax benefits on the undistributed earnings and / or losses of the Company and its subsidiaries has been provided as the earnings of the subsidiaries, in the opinion of the management, will be reinvested indefinitely.

The Group provides for deferred income taxes using the liability method, by which deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences are classified as current or non-current based upon the classification of the related assets or liabilities in the financial statements.

(i) Foreign currency translation

The Company and its subsidiaries maintain their accounting books and records in Hong Kong Dollars ("HK$") and transactions involving foreign currencies are translated at the approximate rates of exchange existing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the year end are re-translated at the approximate rates of exchange existing at that date. Translation differences are included in the statement of operations.

(j) Uses of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires the Group's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual amounts could differ from those estimates.

(k) Related party

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(l) Fair value of financial instruments

The estimated fair values for financial instruments under Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments", are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Group's financial instruments, which include cash trade receivables, trade payables and advances due from / to a director and related parties approximate their carrying value in the financial statements.

(m) Segment reporting

The Group adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". The Group's results of operations and financial position were affected by the implementation of SFAS No. 131 as it operates in more than one line of business. Segment information is disclosed in note 14 to the financial statements.

(n) Net income per share

According to the requirements of SFAS No. 128, "Earnings Per Share"("EPS"), basic earnings per share are computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted-average number of shares outstanding is adjusted to include estimates of additional shares that would be issued if potentially dilutive common shares had been issued. In addition, income available to common stockholders is adjusted to include any changes in income or loss that would result from the assumed issuance of the dilutive common shares.

The calculation of basic and diluted EPS are as follows:-

1999	2000

	Income	Shares	Per-Share Amount	Income	Shares	Per-Share Amount
	US$		US$	US$		US$

Net Income	363,283			841,198

Basic EPS
Income available to common stockholders	363,283	20,000,000	0.02	841,198	20,133,333	0.04

Effect of Dilutive Securities
Stock options	-	-		327	66,667

Diluted EPS
Income available to common stockholders and assumed conversions	363,283	20,000,000	0.02	841,525	20,200,000	0.04

Stock options were granted to purchase 200,000 shares of common stock at an exercise price of US$0.098 on September 1, 2000, which will expire on August 31, 2005 and were still outstanding at the end of year 2000.

(o) Goodwill

Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at dates of acquisition and is amortised on a straight-line method over 5 years.

(p) Accounting pronouncements

There are no new accounting pronouncements for which adoption is expected to have a material effect on the Group's financial statements.

4. PROPERTY, PLANT AND EQUIPMENT

1999	2000
US$	US$

Office equipment	37,425	142,579
Furniture and fixture	116,122	219,076
Motor vehicles	66,330	154,015
Container	-	769
Less: Accumulated depreciation	(49,851)	(155,558)

Net book value	170,026	360,881

As of December 31, 1999, the cost and accumulated depreciation of property, plant and equipment held under a hire purchase contract amounted to approximately US$19,701 and US$3,284 respectively. As of December 31, 2000, the corresponding amounts are US$93,523 and US$22,757 respectively.

  INCOME TAXES

Income tax expense is comprised of the followings:

	1999	2000
	US$	US$

Current taxes	69,123	159,780
Deferred taxes	4,398	7,875

Income tax expense	73,521	167,655

The Group is subject to income taxes on income arising in or derived from the tax jurisdiction in which it is domiciled and operates and accordingly, it is subject to Hong Kong profits tax at a current rate of 16% (1999: 16%).

A reconciliation of the income tax provision to income taxes computed using the Hong Kong statutory income tax rate is summarized below:

	1999	2000
	US$	US$

Income before income taxes	436,804	1,008,853
Hong Kong statutory tax rate	16%	16%

Tax at Hong Kong statutory rate	69,889	161,416

Permanent differences on tax computation
- tax losses unlikely to be relieved in the foreseeable future	4,154	6,272
- non-deductible expenses	118	6,838
- non-taxable income	(640)	(6,871)

Income tax provision	73,521	167,655

The Group's deferred income taxes at December 31, 1999 and 2000 comprise mainly the tax effect on temporary differences in respect of the excess of tax allowances over depreciation provided on the Group's property, plant and equipment.

6. OBLIGATIONS UNDER HIRE PURCHASE CONTRACT

The Group hires motor vehicles under hire purchase contracts. The scheduled future minimum lease payments are as follows:

	1999	2000
	US$	US$
Payable during the following period:
Within one year	6,753	57,407
Over one year but not exceeding two years	6,753	30,585
Over two years but not exceeding three years	6,753	3,927
Over three years but not exceeding four years	3,929	-

Total minimum lease payments	24,134	91,919
Less: amount representing interest	6,485	13,930

Present value of net minimum lease payments	17,649	77,989

7. COMMITMENTS AND CONTINGENCIES

Commitments under operating leases:

The Group had outstanding commitments not provided for under non-cancellable operating leases in respect of land and buildings, the portion of these commitments which are payable in the following years is as follows:

2000
US$

2000	-
2001	95,666
2002	67,144
2003	17,303
2004	180

Total operating lease commitments	180,293

Contingencies

The Group has pledged fixed deposits of US$27,708 to secure a guarantee of US$25,681 given by a bank to third parties.

  RELATED PARTY TRANSACTIONS

During the year, the Group had the following transactions with related parties:

	1999	2000
	US$	US$

Acquisition of a subsidiary from directors of company	-	(12,840)
Payment of freight cost to companies controlled by directors of the Company	(26,396)	(18,476)
Received freight income from companies controlled by directors of the Company	8,679	26,956
Received interest income from a company controlled by directors of the Company	-	10,700

  As of December 31, 1999 and 2000, the Company's directors have beneficial interests in the Company and all the aforementioned related parties.

  Certain general and administrative expenses incurred by the Group during the period on behalf of the related parties were reimbursed by the respective related parties at cost.

The Group received / made certain advances from / to a director. The balances due from / to the Group as of December 31, 1999 and 2000 were unsecured, interest-free and have no fixed repayment terms.

  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	1999	2000
	US$	US$
Cash paid for:
Income taxes	-	203,648
Interest expenses	754	5,304

10. OTHER SUPPLEMENTAL INFORMATION

The following items are included in the consolidated statements of operations.

	1999	2000
	US$	US$

Interest income	5,187	53,774
Rental expenses under operating leases	89,794	188,552
Hire of other assets under operating leases	1,990	2,157

11. DISTRIBUTION OF PROFIT

In the opinion of management, any undistributed earnings of the Company and its subsidiaries will be reinvested indefinitely.

  RETIREMENT PLAN

The Group did not operate any retirement plan before December 2000. Following the implementation of the Mandatory Provident Fund ("MPF") in Hong Kong with effect from December 2000, the Group operates a MPF plan for its Hong Kong employees. The assets of the MPF are held separately from those of the Group in a provident fund managed by an independent trustee. The Group is required to make contributions to the MPF in January 2001 and accordingly, no pension expenses have been incurred by the Group during the years ended December 31, 1999 and 2000.

13. OPERATING RISKS

a) Concentration of credit risk

The Group provided forwarding services to a number of customers. Details of individual customers accounting for more than 5% of the Group's sales appear in note 14(c).

Concentration of accounts receivable as of December 31, 1999 and 2000 are as follows:

	1999	2000
	%	%
Customer A	-	9
Customer B	20	8
Customer C	-	7
Customer D	-	5
Customer E	8	-
Customer F	8	-

	36	29

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentration of credit risk (whether on or off balance sheet) arose from the Group's major customers and related companies but the directors, in their opinion, consider that the risk of recoverability of the unreserved receivable is minimal.

a) Concentration of suppliers

The Group sourced forwarding services from a number of suppliers. Details of individual suppliers accounting for more than 5% of the Group's cost of sales appear in note 14 (d).

Concentration of account payable as of December 31, 1999 and 2000 are as follows:

	1999	2000
	%	%
Supplier G	15	23
Supplier H	6	11
Supplier I	9	-
Supplier J	7	-
Supplier K	6	-
Supplier L	6	-

	49	34

14. SEGMENTS OF THE BUSINESS

(a) Business segments

The Group operates mainly in three business segments, being the provision of (i) air forwarding, (ii) sea forwarding and (iii) land forwarding services.

The following table summarized the Group's operations during the year ended December 31, 1999 and 2000 analyzed into air, sea and land forwarding services.:

Air forwarding	Sea forwarding	Land forwarding	Total

	1999	2000	1999	2000	1999	2000	1999	2000
	US$	US$	US$	US$	US$	US$	US$	US$

Turnover	7,516,402	9,464,981	1,655,210	4,616,022	19,960	88,223	9,191,572	14,169,226
Cost of sales	(6,520,466)	(8,031,760)	(1,210,142)	(3,185,126)	(16,411)	(73,243)	(7,747,019)	(11,290,129)

Gross Profit	995,936	1,433,221	445,068	1,430,896	3,549	14,980	1,444,553	2,879,097

Depreciation	(13,803)	(26,236)	(33,206)	(57,604)	-	(14,053)	(47,009)	(97,893)
Interest income	3,557	26,727	1,630	26,108	-	939	5,187	53,774
Interest expenses	-	-	-	-	-	(3,495)	-	(3,495)
Other segment expenses attributable to segment	(399,572)	(698,958)	(199,303)	(301,049)	-	(58,959)	(598,875)	(1,058,966)
Taxation	(50,730)	(83,895)	(22,791)	(83,760)	-	-	(73,521)	(167,655)

Segment income	535,388	650,859	191,398	1,014,591	3,549	(60,588)	730,335	1,604,862

Net other unallocated expenses *							(367,052)	(763,664)

Net income							363,283	841,198

* The amounts comprised general administration expenses such as office overheads for which it was impracticable to make an allocation into each reportable segment.

(a) Geographical segments

The table below summarized the Group's turnover during the year ended December 31, 1999 and 2000 and total assets as of that dates analyzed into geographical locations:

1999	2000
US$	US$

Turnover
North America	4,443,006	5,377,669
Europe	160,628	35,800
Asia	4,587,938	8,755,757

TOTAL	9,191,572	14,169,226

1999	2000
US$	US$

Total assets
North America	1,403,913	1,709,667
Europe	1,761	4,019
Asia	1,314,820	4,175,072

TOTAL	2,720,494	5,888,758

(a) Details of individual customer accounting for more than 5% of the Group's sales are as follows:

	1999	2000
	%	%
Major customer
M	-	5

(a) Details of individual suppliers accounting for more than 5% of the Group's cost of sales are as follows:

	1999	2000
	%	%

Major suppliers
G	-	13
H	-	8
K	-	7
N	19	-
O	12	-
P	5	-

	36	28

Pacific CMA, Inc.

Prospectus

TABLE OF CONTENTS

SUMMARY

RISK FACTORS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS

MANAGEMENT

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

DESCRIPTION OF PACIFIC CMA CAPITAL STOCK

PLAN OF DISTRIBUTION

AVAILABLE INFORMATION

EXPERTS

LEGAL MATTERS

Dealer prospectus delivery obligation

Until 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The date of this prospectus is April 26, 2001.

PART II

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article Twelfth, Section 3 of the First Amended and Restated Articles of Incorporation of Pacific CMA, included herewith as Exhibit 3.1, provides for the indemnification of Pacific CMA 's officers and directors to the full extent permitted by Colorado law.

The officers and directors are indemnified under various provisions of the Colorado Business Corporation Act, which provide for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of Pacific CMA With respect to matters as to which Pacific CMA's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence, in the performance of their duties to Pacific CMA, Colorado law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for which the court deems proper.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers, directors or persons controlling Pacific CMA pursuant to the foregoing, Pacific CMA has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

In accordance with the laws of the State of Colorado, Pacific CMA's Bylaws authorize indemnification of a director, officer, employee or agent of Pacific CMA for expenses incurred in connection with any action, suit, or proceeding to which he or the is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his or her duty. In addition, even a director officer, employee, or agent of Pacific CMA who was found liable for misconduct or negligence in the performance of his or her duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers, or persons controlling the issuing company in accordance with the foregoing provisions, Pacific CMA has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 25. Other Expenses of Issuance and Distribution.

Filing Fee	$ 33
Legal Fees	$15,000
Printing, Postage, Misc.	$ 5,000
Total	$20,033

Item 26. Recent Sales of Unregistered Securities

Name	Date of Sale	Shares	Aggregate Purchase Price	Purchase Price Per Share
Alfred Lam	8/28/00	8,000,000	Issued upon acquisition
Michael T. Williams		25,000	Issued for services
George Moseman		15,000	Issued for services
Stuart Douglas Smith	2/20/01	5,000	$0.25	$1,250
James Weingartner	3/01/01	5,000	$0.25	$1,250
John Massie	3/01/01	5,000	$0.25	$1,250
Reine Marulli di Barletta	3/01/01	5,000	$0.25	$1,250
Madam Au Sui Hing	3/01/01	5,000	$0.25	$1,250
Chan Chiu Yin	3/01/01	5,000	$0.25	$1,250
Chan Yeuk Shing	3/01/01	5,000	$0.25	$1,250
Cheng Kit Mei	3/01/01	5,000	$0.25	$1,250
Choi King Hung	3/01/01	5,000	$0.25	$1,250
Ho Sum Kui	3/01/01	5,000	$0.25	$1,250
Johnny Chan	3/01/01	5,000	$0.25	$1,250
Lam Chin Fung	3/01/01	5,000	$0.25	$1,250
Lam Shun Heung	3/01/01	5,000	$0.25	$1,250
Lam Kin Man	3/01/01	5,000	$0.25	$1,250
Lam Sung Ko	3/01/01	5,000	$0.25	$1,250
Lee Hung Ching	3/01/01	5,000	$0.25	$1,250
Lee Ki Yee	3/01/01	5,000	$0.25	$1,250
Leung Hoi Man	3/01/01	5,000	$0.25	$1,250
Tsang Hing Nam	3/01/01	5,000	$0.25	$1,250
Yau Cheuk Lun	3/01/01	5,000	$0.25	$1,250
Yau Siu Fung	3/01/01	5,000	$0.25	$1,250
Kathleen A. Adams	4/17/01	5,000	$0.25	$1,250
Jean Marie Almao	4/17/01	5,000	$0.25	$1,250
Kevin Ashby, M.D.	4/27/01	5,000	$0.25	$1,250
Correy Baker	4/17/01	4,000	$0.25	$1,000
Patrick Baker	4/17/01	5,000	$0.25	$1,250
Randall Baker	4/17/01	2,800	$0.25	$ 700
George E. Brown	4/17/01	5,000	$0.25	$1,250
Business Equity Services, Inc.	4/17/01	5,000	$0.25	$1,250
Business O.C. Com, Inc.	4/17/01	5,000	$0.25	$1,250
Jack Carr	4/17/01	5,000	$0.25	$1,250
Steve Corbin	4/17/01	5,000	$0.25	$1,250
Lori X. Hammarlund	4/27/01	5,000	$0.25	$1,250
Edward M. Helzerman	4/30/01	2,500	$0.25	$625
Sharon M. Helzerman	4/30/01	2,500	$0.25	$625
Debbie A. Kozlowski	4/17/01	5,000	$0.25	$1,250
M/M Robert Lombard	4/17/01	5,000	$0.25	$1,250
Debra Micklis	3/08/01	5,000	$0.25	$1,250
Daniel Micklis	3/08/01	5,000	$0.25	$1,250
Freddie and Sylvia Parish	4/27/01	1,000	$0.25	$250
Harry William Pflueger	4/27/01	5,000	$0.25	$1,250
Ralph Rosenberg	4/17/01	5,000	$0.25	$1,250
James H. Russell	4/17/01	5,000	$0.25	$1,250
Mark C. Russell	4/17/01	5,000	$0.25	$1,250
Patrick Sheedy	4/27/01	5,000	$0.25	$1,250
Robert Sheedy	4/30/01	5,000	$0.25	$1,250
Carl Van Skyke	4/30/01	2,500	$0.25	$625
Brad Smith	4/17/01	1,000	$0.25	$ 250
Adam Login	3/08/01	3,000	$0.25	$ 750
Ellen Farber	4/5/02	5,000	$0.25	$1,250
Geraldine Turner	3/6/01	5,000	$0.25	$1,250
Hannah Saunders	4/27/01	5,000	$0.25	$1,250
Gil Chrisikos	2/27/01	5,000	$0.25	$1,250
Nancy Decker	3/07/01	5,000	$0.25	$1,250
Kyriakos Konstantakis	3/06/01	5,000	$0.25	$1,250
Lawrence Coleman	2/27/01	5,000	$0.25	$1,250
Andrew Goodman	3/05/01	5,000	$0.25	$1,250
Barry Kantrowitz	3/05/01	5,000	$0.25	$1,250
Sanford & Elyse Login	3/01/01	5,000	$0.25	$1,250
Felice & Joel Brenner	4/03/01	5,000	$0.25	$1,250
Michael & Donna Brown	3/06/01	5,000	$0.25	$1,250
Giuseppina Cavallo	3/15/01	5,000	$0.25	$1,250
Arnold Conrad	3/11/01	5,000	$0.25	$1,250
Alfredo D'Antonio	4/03/01	5,000	$0.25	$1,250
Denise M. D'Antonio	4/03/01	5,000	$0.25	$1,250
Steven D'Antonio	4/03/01	5,000	$0.25	$1,250
Tonino Dantonio	4/03/01	5,000	$0.25	$1,250
Taso Denis	3/08/01	5,000	$0.25	$1,250
Edward Dennehy	4/03/01	5,000	$0.25	$1,250
Howard Dickson	3/08/01	5,000	$0.25	$1,250
Donna Farber	3/08/01	5,000	$0.25	$1,250
Santo Favano	4/03/01	5,000	$0.25	$1,250
Joseph S. Fusco	3/13/01	5,000	$0.25	$1,250
Barry & Michelle Gaynor	4/06/01	5,000	$0.25	$1,250
Michael & Robin Glassberg	4/06/01	5,000	$0.25	$1,250
Arlene Goodman	3/06/01	5,000	$0.25	$1,250
Joan and Robert Johnsen	3/13/01	5,000	$0.25	$1,250
Dave & Ellen Katzen	3/07/01	5,000	$0.25	$1,250
Ronald & Cynthia Keats	4/09/01	5,000	$0.25	$1,250
Michael and Rita Lee	3/08/01	4,000	$0.25	$1,000
Marilyn Levine	3/08/01	5,000	$0.25	$1,250
Ahmet & Edina Kurmemaj	3/08/01	5,000	$0.25	$1,250
Melissa & Gianmarco Lullo	3/08/01	5,000	$0.25	$1,250
Nina Marazzo	3/09/01	5,000	$0.25	$1,250
Steven & Jodie Menchel	3/07/01	5,000	$0.25	$1,250
Starr & Stanley Mendelblatt	3/08/01	5,000	$0.25	$1,250
Jonthan T. Miller	3/12/01	5,000	$0.25	$1,250
Peter & Randi Million	3/08/01	5,000	$0.25	$1,250
Linda Murphy	3/08/01	5,000	$0.25	$1,250
Carol Palmeri	3/07/01	5,000	$0.25	$1,250
Shari & Scott Saunders	3/08/01	5,000	$0.25	$1,250
Elisa R. Schindler	3/19/01	5,000	$0.25	$1,250
Gary Stein	3/08/01	5,000	$0.25	$1,250
Frank / Irene Testa	3/08/01	5,000	$0.25	$1,250
Paul Woldar	3/11/01	5,000	$0.25	$1,250
James Ming Yeung	3/19/01	5,000	$0.25	$1,250
Frank Zambuto	3/08/01	5,000	$0.25	$1,250
Irina Zolina-Korzhenevich	4/03/01	5,000	$0.25	$1,250
Lori Sosna	4/27/01	5,000	$0.25	$1,250
Milton Sussman	4/27/01	5,000	$0.25	$1,250
Willam and Robyn Weiss	4/27/01	5,000	$0.25	$1,250
Mark Taylor	3/08/01	5,000	$0.25	$1,250
Charles McCallion	4/17/01	5,000	$0.25	$1,250

All shares sold for $.25 per share were sold by officers and directors for no consideration in an offering under Rule 506/ Section 4(2) of the 1933 Act.

Item 27. Exhibits.

ITEM 21 EXHIBITS

Exhibit No. Document

3.1 Articles of Incorporation (incorporated by reference from Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on October 14, 1999).

3.2 Bylaws (incorporated by reference from Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on October 14, 1999).

4.1 Specimen Common Stock Certificate (incorporated by reference from Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on October 14, 1999).

23.1 Consent of Moores Rowland, P.A.

23.2 Consent of Williams Law Group, P.A.

All other Exhibits called for by Rule 601 of Regulation SB-2 are not applicable to this filing.

ITEM 28. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes to:

1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

i.Include any prospectus required by section 10(a)(3) of the Securities Act;

ii.Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement. iii.Include any additional or changed material information on the plan of distribution.

2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4. Respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

5. Supply by means of a post-effective amendment all information concerning a transaction, and we being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, China on April 26, 2001.

Pacific CMA, INC.

By:/S/ ALFRED LAM

Alfred Lam, President, Treasurer [Principal Financial Officer] and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Louisa Chan	Director	April 26, 2001
/s/ Scott Turner	Director	April 26, 2001
/s/ Alfred Lam	President, Treasurer and Director	April 26, 2001

EXHIBIT 23.1 - Consent of Moores and Rowland, P.A.

CONSENT OF INDEPENDENT AUDITORS

34th Floor, The Lee Gardens

33 Hysan Avenue

Causeway Bay, Hong Kong

Telephone (852) 2902 5555

Facsimile (852) 2610 0032

23 April 2001

We consent to the inclusion in the Registration Statement of Private Placement Memorandum of our report dated March 30, 2001, on our audits of the consolidated financial statements of Pacific CMA, Inc. as of December 31, 1999 and 2000 and for the years then ended. We also consent to the reference to our firm under the caption "Experts."

Moores Rowland

Chartered Accountants

Certified Public Accountants

Hong Kong

Chartered Accountants

Certified Public Accountants

EXHIBIT 23.2 - Consent of Williams Law Group, P.A.

WILLIAMS LAW GROUP, P.A.

2503 West Gardner Court

Tampa, FL 33611

May 8, 2001

Pacific CMA, Inc.

Via telefax

Re: Registration Statement on Form SB-2

Gentlemen:

I have acted as your counsel in the preparation on a Registration Statement on SB-2 (the "Registration Statement") filed by you with the Securities and Exchange Commission covering shares of Common Stock of Pacific CMA, Inc. (the "Stock").

In so acting, I have examined and relied upon such records, documents and other instruments as in our judgment are necessary or appropriate in order to express the opinion hereinafter set forth and have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us certified or photostatic copies.

Based on the foregoing, I am of the opinion that:

The Stock, when issued and delivered in the manner and/or the terms described in the Registration Statement (after it is declared effective), will duly and validly issued, fully paid and nonassessable.

We hereby consent to the reference to our firm's name as an expert in the Registration Statement and to the use of this opinion as an exhibit to the Registration Statement.

Very truly yours,

By: /S/ Michael T. Williams, Esq.

Michael T. Williams, Esq.